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Exhibit 99.2

March 1, 2006

NOVA Chemicals Corporation

NOTICE OF ANNUAL MEETING
AND
MANAGEMENT PROXY CIRCULAR

NOVA Chemicals Corporation

MANAGEMENT PROXY CIRCULAR

GENERAL INFORMATION

        This Management Proxy Circular ("Proxy Circular") is provided in connection with the solicitation of proxies by and on behalf of the Board of Directors ("Board") and the management of NOVA Chemicals Corporation ("NOVA Chemicals" or the "Corporation") for use at the annual meeting (the "Meeting") of the holders of NOVA Chemicals common shares (the "Common Shares") to be held on April 5, 2006 at 10:30 a.m. (Eastern time) at NOVA Chemicals' United States Operating Center located at 1555 Coraopolis Heights Road, Moon Township, Pennsylvania, United States and at any adjournment thereof. Enclosed is a form of proxy for use at the Meeting. A copy of NOVA Chemicals' 2005 Annual Report, which includes the consolidated financial statements of NOVA Chemicals for the fiscal year ended December 31, 2005 to be presented at the Meeting, is also enclosed.

        It is anticipated that this Proxy Circular, the accompanying form of proxy and the other documents mailed herewith will be first mailed to shareholders on or about March 1, 2006. Unless otherwise stated, information contained in this Proxy Circular is given as at February 15, 2006 and all financial data is presented in U.S. dollars. The registered office of NOVA Chemicals is located at 1000 - 7th Avenue S.W., Calgary, Alberta T2P 5L5, and its telephone number is (403) 750-3600.

VOTING INFORMATION

Record Date

        The Board has fixed the close of business on February 24, 2006 as the record date for the determination of holders of Common Shares entitled to notice of, and to attend and vote at, the Meeting.

Voting of Common Shares

For Registered Shareholders

        Registered shareholders (that is, shareholders that have a share certificate registered in their name) may vote in person at the Meeting or may appoint someone else to vote for them as their proxy holder. Registered shareholders choosing to vote by proxy may still attend the Meeting. Registered shareholders may appoint proxy holders by completing the form of proxy accompanying this Proxy Circular and returning it in the prepaid self-addressed envelope that is also provided.

        Proxies must be received by CIBC Mellon Trust Company, NOVA Chemicals' transfer agent, no later than 5:00 p.m., Calgary time, on April 4, 2006. Proxies may be delivered using the enclosed postage prepaid self-addressed envelope or by otherwise delivering them to CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1.

For Non-Registered Shareholders

        Non-registered shareholders are those whose shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian). Unless a non-registered shareholder informs the intermediary that such shareholder does not wish to receive material relating to the Meeting, such shareholder will receive from the intermediary a form requesting voting instructions. Non-registered shareholders should carefully follow the instructions on the voting instruction form to ensure that their Common Shares are voted at the Meeting.

        Should a non-registered shareholder who receives a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the non-registered shareholder should write their name (or such other person's name) in the space provided on the voting instruction form and return it in accordance with the instructions provided. Non-registered shareholders should carefully follow the instructions above and those set out on the voting instruction form.

Proxy Tabulation and Revocability

        Proxies will be counted and tabulated by CIBC Mellon Trust Company to preserve the confidentiality of individual shareholder votes, except where a shareholder has made a written comment on the proxy form which is clearly intended for the management of NOVA Chemicals, as necessary to meet legal requirements, or in the event of a proxy contest.

        A proxy may be revoked by the person giving it at any time prior to the exercise thereof. If a person who has given a proxy attends the Meeting, such person may revoke the proxy and vote in person. Merely attending the Meeting will not revoke a person's proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked in writing by the holder of Common Shares or such holder's attorney authorized in writing and deposited either at the registered office of NOVA Chemicals at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

Voting Instructions and Exercise of Discretion

        The Common Shares represented by the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the holder thereof. In the absence of such specification, the Common Shares will be voted in favour of the election of each of the directors named for the term specified on the form of proxy and the appointment of Ernst & Young LLP as auditors. The persons appointed under the enclosed form of proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in the proxy and Notice of Annual Meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof. At the time of printing this Proxy Circular, the Board and the management of NOVA Chemicals know of no such amendment, variation or other matter.

Quorum Required to Hold the Meeting

        The representation in person or by proxy of at least 10% of the outstanding Common Shares is necessary to provide a quorum for the Meeting. Common Shares represented by a properly signed and returned proxy are considered present at the Meeting for purposes of determining a quorum, regardless of whether the holder of such shares or proxy returns the proxy without indicating his, her or its vote or withholds his, her or its vote.

Persons Making the Solicitation

        This solicitation of proxies is made by and on behalf of the Board and the management of NOVA Chemicals and the costs thereof will be borne by NOVA Chemicals. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited by personal interviews, telephone or other telecommunication device, by directors, officers and employees of NOVA Chemicals, who will not be specifically remunerated therefor.

        In soliciting proxies, no person is authorized to give any information or to make any representations other than those contained in this Proxy Circular and, if given or made, such information or representations must not be relied upon as having been authorized to be given or made.

Common Shares and Principal Holders Thereof

        As of February 15, 2006, NOVA Chemicals had outstanding 82,483,453 Common Shares. Each Common Share confers upon the holder the right to one vote on a ballot, if called, on each matter that may properly be brought before the Meeting.

        As at February 15, 2006, no person or company, to the knowledge of the directors or senior officers of NOVA Chemicals, beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares, except Dodge & Cox which owned 8,947,647, or 10.85%, of the outstanding Common Shares as trustee and manager for and on behalf of one or more of its mutual funds, pension funds or other clients' accounts.(1)

(1)  Based on Dodge & Cox Schedule 13G filing, filed with the United States Securities and Exchange Commission on February 3, 2006, under the Securities Exchange Act of 1934.

BUSINESS OF THE MEETING

1.     FINANCIAL STATEMENTS

        At the Meeting, NOVA Chemicals' consolidated financial statements for the year ended December 31, 2005, and the related report of the auditors, will be presented to the holders of Common Shares. No vote will be taken regarding the financial statements.

2.     ELECTION OF DIRECTORS

        NOVA Chemicals' Articles of Continuance (the "Articles") currently provide for the Board to consist of a minimum of eight directors and a maximum of 14 directors. The number of directors currently in office is 12.

        In accordance with the Articles and General By-Law No. 2 of NOVA Chemicals, the Board has determined that 12 directors are to be elected at the Meeting by the holders of Common Shares. The term of office proposed for each nominee for election as director is a term of one year expiring at the close of NOVA Chemicals' 2007 annual meeting or until a successor is elected or appointed.

        The nominees for election as directors of NOVA Chemicals are J. A. Blumberg, F. P. Boer, J. Bougie, J. V. Creighton, R. E. Dineen, Jr., L. Y. Fortier, K. L. Hawkins, J. M. Lipton, A. M. Ludwick, J. E. Newall, J. G. Rennie and J. M. Stanford. Each person nominated for election at the Meeting is currently a director of NOVA Chemicals. Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the election of each of the 12 nominees for election as directors. The Board and management do not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

        Identified below, in tabular form, is the name of each person who is a nominee for election as a director of NOVA Chemicals, his or her residence, the year from which each has continuously served as a director of NOVA Chemicals, his or her principal occupation (including all positions currently held with NOVA Chemicals and any other principal occupation held in the previous five years), certain other directorships held by each nominee, and the number of Common Shares held by each of them. The information given with respect to each nominee is based upon information furnished to NOVA Chemicals by each nominee.

        Where disclosing the year from which each nominee has continuously served as a director of NOVA Chemicals, "NOVA Chemicals" means NOVA Chemicals since July 2, 1998, NOVA Corporation between April 28, 1994 and July 2, 1998 and NOVA Corporation of Alberta prior thereto. As part of a Plan of Arrangement between NOVA Corporation ("NOVA") and TransCanada PipeLines Limited completed on July 2, 1998, NOVA was split off as a separate corporation to carry on the chemicals business formerly carried on by NOVA. On December 31, 1998, NOVA Chemicals Ltd. changed its name to NOVA Chemicals Corporation. Effective January 1, 1999, NOVA Chemicals Corporation amalgamated with NOVA, and the resulting corporation adopted the name NOVA Chemicals Corporation. On April 14, 2004, NOVA Chemicals was continued under the Canada Business Corporations Act.

	Director Since	Principal Occupation	Other Directorships	Beneficial Ownership(4)(5)
Jerald Allen Blumberg(1)(2)(3) Colorado, United States	2000	Retired Executive Vice President of E.I. du Pont de Nemours and Company, a science company	• The Lubrizol Corporation • iServiceX, Inc.	29,007 Common Shares
Dr. Frank Peter Boer(2)(6) Florida, United States	1991	President and Chief Executive Officer of Tiger Scientific Inc., a firm specializing in science and technology, consulting and investments	• Rhodes Technologies • ENSCO, Inc. • Scientific Protein Laboratories LLC	29,684 Common Shares
Jacques Bougie, O.C.(6)(7) Québec, Canada	2001	Retired President and Chief Executive Officer of Alcan Inc., an international aluminum company	• Abitibi-Consolidated Inc. • Novelis Inc.(8)	7,000 Common Shares

Dr. Joanne Vanish Creighton(2)(6) Massachusetts, United States	2001	President and Professor of English of Mount Holyoke College	• Five Colleges, Inc. • Women's College Coalition • Economic Development Council of Western Massachusetts	18,959 Common Shares
Robert Emmet Dineen, Jr.(1)(7) New York, United States	1998	Of counsel to Shearman & Sterling LLP, Attorneys-at-Law; prior to January 2006, Senior Partner of Shearman & Sterling LLP	• Manulife Financial Corporation	44,351 Common Shares
Louis Yves Fortier, C.C., Q.C.(1)(6) Québec, Canada	1998	Chairman and Senior Partner of Ogilvy Renault LLP, Barristers and Solicitors	• Hudson's Bay Company (Governor) • Alcan Inc. (Chairman)	18,519 Common Shares

Kerry Lloyd Hawkins(2)(7) Manitoba, Canada	1998	Retired President of Cargill Limited and Chief Executive Officer of Canadian operations, Cargill Limited, a company involved in grain handling, transportation and processing of agricultural products	• TransCanada Pipelines Limited • Shell Canada Limited • Hudson's Bay Company • Canadian Council of Chief Executives (Member)	33,240 Common Shares
Jeffrey Marc Lipton Pennsylvania, United States	1996	President and Chief Executive Officer of NOVA Chemicals
•  Trimeris, Inc. (Chairman)
•  Hercules Incorporated
•  American Chemistry Council (Chairman)
•  The Society of Chemical Industry, America Section (Chairman)
			• Canadian Council of Chief Executives (Member)	1,265,405 Common Shares(9)
Arnold Martin Ludwick(6)(7) Québec, Canada	2000	Retired Deputy Chairman of Claridge Inc., an investment holding company; prior to December 2002, Deputy Chairman, Claridge Inc.		34,850 Common Shares

James Malcolm Edward (Ted) Newall, O.C.(1) Alberta, Canada	1991	Chairman of NOVA Chemicals	• Canadian Pacific Railway Limited (Chairman) • Novelis Inc. (Chairman)(8) • Maple Leaf Foods Inc. • McCain Capital Corporation • Lawrence & Co.	387,265 Common Shares
Janice Gaye Rennie, F.C.A. Alberta, Canada(2)(7)	1991- 2004; 2006
		Independent investor, director and business advisor; prior to September 2005, Senior Vice President of Human Resources, EPCOR Utilities Inc., an energy and energy-related services and products company; prior to September 2004, Principal, Rennie and Associates, an investment management firm(10)	• West Fraser Timber Co. Ltd. • Matrikon Inc. • Canadian Hotel Income Properties Real Estate Investment Trust (Trustee) • Greystone Capital Management Inc.	8,491 Common Shares
James Mark Stanford, O.C.(1)(2) Alberta, Canada	1999	President of Stanford Resource Management Inc., an investment management firm	• EnCana Corporation • Iogen Corporation • Kinder Morgan, Inc. • OPTI Canada Inc. • Canada Foundation for Sustainable Development Technology (Chairman)	29,300 Common Shares

Notes:

  (1)
  Member of the Corporate Governance Committee of the Board.

  (2)
  Member of the Human Resources Committee of the Board.

  (3)
  Mr. Blumberg was formerly a director of Burlington Industries Inc., which declared bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in 2001.

  (4)
  Information is set forth as at February 15, 2006 as to Common Shares beneficially owned, directly or indirectly, or controlled or directed, including options to acquire such shares exercisable within 60 days of February 15, 2006, as provided to NOVA Chemicals by such persons. Unless noted otherwise, all shares are subject to the sole voting and investment power of their beneficial owners. The trust funds associated with NOVA Chemicals' retirement plans are administered by the Audit, Finance and Risk Committee; the information regarding the beneficial ownership of Common Shares does not include any Common Shares held by the trustee for such retirement plans and over which the Audit, Finance and Risk Committee has assumed no voting or investment control. All directors and executive officers as a group (18 persons) hold 3,040,890 Common Shares, including options to acquire such shares exercisable within 60 days of February 15, 2006 but excluding shares identified in note 9. Each director's holdings represents less than 1% of the outstanding Common Shares, other than Mr. Lipton who holds approximately 1.53%. All directors, as a group, hold approximately 2.31% of the outstanding Common Shares.

  (5)
  Includes for Mr. Blumberg 18,850; for Dr. Boer 23,876; for Mr. Bougie 7,000; for Dr. Creighton 10,000; for Mr. Dineen 24,400; for Mr. Fortier 17,450; for Mr. Hawkins 27,150; for Mr. Lipton 1,057,808; for Mr. Ludwick 18,350; for Mr. Newall 66,300; for Mrs. Rennie 6,000; and for Mr. Stanford 28,300 Common Shares, each which may be acquired pursuant to options that are exercisable within 60 days of February 15, 2006.

  (6)
  Member of the Public Policy and Responsible Care Committee of the Board.

  (7)
  Member of the Audit, Finance and Risk Committee of the Board.

  (8)
  Messrs. Bougie and Newall serve as directors of Novelis Inc. ("Novelis"), and in such capacity are subject to management cease trade orders issued by certain of the Canadian provincial securities administrators against the directors and officers of Novelis by reason of Novelis' default in filing its interim unaudited financial statements for the period ended September 30, 2005. The cease trade orders preclude Messrs. Bougie and Newall from trading in securities of Novelis until the financial statements are filed.

  (9)
  Excludes for Mr. Lipton, who may be deemed to have, but disclaims, beneficial ownership of 5,380 Common Shares which are held by his spouse, who exercises sole voting and investment power over such Common Shares.

  (10)
  Mrs. Rennie rejoined the Board effective January 1, 2006.

3.     APPOINTMENT OF AUDITORS

        At the Meeting, shareholders will be asked to approve the appointment of Ernst & Young LLP, Chartered Accountants, as the auditors of NOVA Chemicals to hold office until the close of the next annual meeting. Ernst & Young LLP have served as auditors of NOVA Chemicals or its predecessors since 1956. Representatives of Ernst & Young LLP will be present at the Meeting and will be given the opportunity to make a statement if they wish to do so. They will also be available to respond to appropriate questions.

CORPORATE GOVERNANCE

        Since 1991, NOVA Chemicals has had in place a broad-reaching plan for corporate governance. With NOVA Chemicals' increasing national and international development, the globalization of the plastics and chemical business and the evolution of corporate governance practices generally, the Corporation's directors and management have responded to the need to establish forward-looking governance policies and to constantly evaluate and modify them to ensure their continuing effectiveness. NOVA Chemicals is currently subject to a variety of corporate governance guidelines and requirements mandated by the Canadian securities administrators ("CSA"), the New York Stock Exchange (the "NYSE"), and the United States Securities and Exchange Commission (the "SEC") under its rules and those mandated under the United States Sarbanes-Oxley Act of 2002 ("SOX"). NOVA Chemicals' corporate governance practices comply in all material respects with applicable CSA, SEC and SOX requirements as well as with the NYSE rules applicable to it as a foreign private issuer.

        Set forth below is an overview of the corporate governance practices of NOVA Chemicals. This overview has been prepared by the Corporate Governance Committee of the Board and has been approved by the Board.

Board of Directors

        The Board is responsible for the overall stewardship of NOVA Chemicals, including overseeing development of the strategic direction and policy framework for the Corporation.

        All of NOVA Chemicals' 12 directors are considered to be "independent" for purposes of applicable Canadian securities legislation, except Mr. Lipton, who is not considered to be independent by virtue of his position as President and Chief Executive Officer ("CEO"), and Mr. Newall, the Chairman of NOVA Chemicals' Board. While the Board considers Mr. Newall to be entirely free of any direct or indirect relationship with NOVA Chemicals that could reasonably interfere with the exercise of his independent judgement, the application of the technical provisions of applicable Canadian securities legislation preclude a determination of independence with respect to Mr. Newall as NOVA Chemicals provided technical and office support services for Mr. Newall in 2005 valued at $156,286. In light of the Board's determination that Mr. Newall is otherwise independent, the Board does not believe that it is necessary to appoint one of its other members as a "lead director".

        The Board reviews on an annual basis the contributions of its directors and considers whether the current size of the Board promotes effectiveness and efficiency. There are currently 12 directors of NOVA Chemicals, and 12 directors are standing for election at the 2006 Meeting. The Board is currently of the view that a 12 member Board permits a diversity of expertise and opinions yet is manageable enough in terms of size to provide for efficiency in its decision making.

        The directors are kept informed of NOVA Chemicals' operations at regularly scheduled meetings of the Board and its committees ("Committees") and through reports and analyses prepared by and discussed with management. In addition, communications between directors and management occur apart from regularly scheduled Board and Committee meetings. In 2005, there were eight Board meetings. Individual directors may also engage outside advisors with the authorization of the Chairman of the Board or the Chairman of a Committee.

Summary of Board and Committee Meetings Held
For the 12-Month Period Ended December 31, 2005

Meeting Type	Totals
Board	8
Audit, Finance and Risk Committee	8
Corporate Governance Committee	3
Human Resources Committee	3
Public Policy and Responsible Care Committee	4

Total number of meetings held	26

Summary of Attendance of Directors
For the 12-Month Period Ended December 31, 2005(1)

Director	Board Meetings Attended		Committee Meetings Attended
J. A. Blumberg	8 of 8	100%	5 of 5 (AFR)(2) 3 of 3 (CG) 3 of 3 (HR)	100% 100% 100%
F. P. Boer	8 of 8	100%	3 of 3 (HR) 4 of 4 (PPRC) (Chair)	100% 100%

J. Bougie	8 of 8	100%	8 of 8 (AFR) 4 of 4 (PPRC)	100% 100%
J. V. Creighton	7 of 8	88%	3 of 3 (HR) 4 of 4 (PPRC)	100% 100%
R. E. Dineen	8 of 8	100%	8 of 8 (AFR) 3 of 3 (CG)	100% 100%
L. Y. Fortier	8 of 8	100%	3 of 3 (CG) 4 of 4 (PPRC)	100% 100%
K. L. Hawkins	8 of 8	100%	8 of 8 (AFR) (Chair) 3 of 3 (HR)	100% 100%
J. M. Lipton(3)	8 of 8	100%	—	—
A. M. Ludwick	8 of 8	100%	7 of 8 (AFR) 4 of 4 (PPRC)	88% 100%
J. E. Newall(4)	8 of 8	100%	3 of 3 (CG) (Chair)	100%
J. M. Stanford	7 of 8	88%	2 of 3 (CG) 2 of 3 (HR) (Chair)	67% 67%
Committees:
(AFR):	Audit, Finance and Risk Committee
(CG):	Corporate Governance Committee
(HR):	Human Resources Committee
(PPRC):	Public Policy and Responsible Care Committee
Notes:
(1)	Mrs. Rennie who is currently a director of NOVA Chemicals and a member of the Audit, Finance and Risk Committee and the Human Resources Committee, joined the Board on January 1, 2006.
(2)	Mr. Blumberg joined the Audit, Finance and Risk Committee on April 6, 2005.
(3)	Mr. Lipton attends Committee meetings, as appropriate, as an invited guest.
(4)	Mr. Newall is Chairman of the Board. He attends other Committee meetings, as appropriate, as an invited guest.

Board Mandate

        NOVA Chemicals' Board has adopted a mandate, which is attached as Annex A to this Proxy Circular and which can also be accessed at www.novachemicals.com. The Board mandate sets out the Board's responsibilities in relation to: managing its own affairs; management and human resources; strategy and plans; finance and corporate issues; and business and risk management, policies and procedures. The mandate is designed to assist the Board and management in clarifying responsibilities and ensuring effective communication. In addition, the Board has plenary power, and any responsibility which is not delegated to senior management or a Board Committee remains with the full Board.

        In executing its mandate, the Board designates at least one Board meeting per year for a substantial strategic planning session, which takes into account, among other things, the opportunities and risks of the business. The elements of the strategic plan are embedded in the written objectives of the senior executives and are reviewed annually by the Human Resources Committee and the Board. The Board has, through the appointment of various Committees, put in place an effective system for monitoring the implementation of corporate strategies. Management must obtain Board approval for any transaction that would have a significant impact on the strategic plan.

        In consultation with management, the Board has identified the principal risks facing the Corporation and has established Committees to monitor systems put in place to address these risks. The Audit, Finance and Risk

Committee has primary responsibility to monitor the risk management systems and reviews them regularly with NOVA Chemicals' internal and external auditors. In addition, the Public Policy and Responsible Care Committee of the Board plays a role in establishing NOVA Chemicals' environmental management system.

        The Board has the responsibility for the appointment and succession of the CEO, appointing senior management and monitoring their performance. The Human Resources Committee reviews and reports annually to the Board on organizational structure, recruitment, training and succession planning matters. NOVA Chemicals uses management by objectives to monitor the performance of the CEO and senior management.

        The Board has put structures in place to ensure effective communication between NOVA Chemicals, its stakeholders and the public. These structures include the Public Policy and Responsible Care Committee, which has a mandate to review and advise the Board on policies and programs to create a strong, cohesive, sustained and positive image of NOVA Chemicals for customers, shareholders, governments and the public. The Board or the Audit, Finance and Risk Committee reviews in advance all press releases that disclose financial results. Other statutory disclosure documents such as proxy materials and the Annual Information Form are reviewed and, where required, approved by the Board. The Audit, Finance and Risk Committee also reviews NOVA Chemicals' communications policies that address how NOVA Chemicals interacts with analysts and its mandate contains measures to avoid selective disclosure and reports its findings to the Board. NOVA Chemicals' shareholder communication program provides for the open, accessible, non-selective and timely exchange of material information with all shareholders, respecting the business, activities and performance of NOVA Chemicals, subject to applicable legal requirements. The disclosed information is released through news wire services, the general media, a website and mailings to shareholders. Quarterly earnings conference calls are broadcast live over the internet and are accessible on a live and recorded basis via telephone and webcast. Individual queries, comments or suggestions can be made at any time by calling or writing directly to NOVA Chemicals. NOVA Chemicals also has a dedicated investor relations group and shareholder relations group to respond to individual shareholder inquiries and maintains a toll-free telephone line for ease of contact. In addition, NOVA Chemicals has a public affairs group to respond to inquiries from media and the public. Together, these groups deal with investor concerns and ensure that all inquiries receive a full and timely response.

Position Descriptions

        The Board mandate sets forth the primary responsibility of the Chairman of the Board regarding the organization and efficient operation of the Board and its Committees, and communication between the Board and management. In addition, to assist the Chairman of the Board in delineating his role and responsibilities, the Board has approved Terms of Reference. The Terms of Reference identify the Chairman's responsibilities with respect to working with management, including the CEO, managing the Board, including its processes and committees, and relations with shareholders. The mandates of each Committee provide for the appointment of a Chairman to preside over meetings of that Committee.

        With regard to the CEO, the Human Resources Committee is responsible for setting his compensation, as well as the applicable objectives to be achieved relating to such compensation. The objectives, which are reviewed and approved by the Board, effectively constitute the CEO's mandate on a year-to-year basis. For further information, see "Report of the Human Resources Committee".

Committees of the Board

        The Board has established four standing Committees of the Board and has delegated certain of its responsibilities to each of the Committees. In this regard, each Committee has been mandated to perform certain advisory functions, and to make recommendations and report to the Board. The four standing committees of the Board are: the Audit, Finance and Risk Committee, the Corporate Governance Committee, the Human Resources Committee and the Public Policy and Responsible Care Committee. A brief summary of the Committee mandates follows, together with current and proposed membership assuming election of each

Committee member as a director at the Meeting. Copies of Committee mandates are available at www.novachemicals.com.

Audit, Finance and Risk Committee

        The Audit, Finance and Risk Committee of the Board reviews and inquires into matters affecting the financial reporting of NOVA Chemicals, its system of internal accounting and financial controls and procedures and NOVA Chemicals' financial audit procedures and plans; recommends the approval of the issuance of debt and equity securities; oversees the policies and practices of NOVA Chemicals relating to corporate compliance and risk management strategies; recommends to the Board the appointment and remuneration of the external auditors and approves the mandate and appointment of internal auditors; oversees the funding, administration and investment of the trust funds associated with NOVA Chemicals' savings and profit sharing plans and pension plans; and reviews with management and reports to the Board annually on the financing plans and objectives of NOVA Chemicals.

        The Board approves, on the recommendation of the Audit, Finance and Risk Committee, all fees paid to the external auditors in respect of audit services. In addition, in accordance with applicable rules regarding audit committees, the Audit, Finance and Risk Committee reviews and approves (in advance) the scope and related fees for all non-audit services that are to be provided by the external auditors. In doing so, the Audit, Finance and Risk Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor.

        The Audit, Finance and Risk Committee is and will be composed entirely of independent directors, namely Messrs. Hawkins (Chairman), Bougie, Dineen and Ludwick and Mrs. Rennie. In addition, all members of the Audit, Finance and Risk Committee are financially literate, and Messrs. Hawkins, Bougie and Ludwick and Mrs. Rennie are audit committee financial experts as defined by SEC rules.

        For more information on the Audit, Finance and Risk Committee, see "Report of the Audit, Finance and Risk Committee", and the mandate of this Committee that is attached as Annex B to this Proxy Circular and which can also be accessed at www.novachemicals.com.

Corporate Governance Committee

        The Corporate Governance Committee of the Board is responsible for the composition, compensation and governance of the Board, and recommends to the Board nominees for election or appointment to the Board. The Corporate Governance Committee reviews and recommends to the Board corporate governance initiatives which assist the Board in developing and implementing its corporate governance policies and practices. In addition, the Corporate Governance Committee identifies issues to be discussed at Board and Committee meetings to enable the Board to make informed and timely decisions.

        The Corporate Governance Committee reviews on an annual basis the general and specific criteria applicable to candidates to be considered for nomination as directors. The objective of this review is to maintain the composition of the Board in a way that provides the best mix of skills and experience to guide the long-term strategy and ongoing business operations of NOVA Chemicals. In identifying or recommending candidates for election or appointment to the Board, the Corporate Governance Committee is required to take into consideration the criteria set forth in its mandate and the Board mandate, as well as such other factors as it deems appropriate, including the judgement, knowledge, integrity, independence and business experience of the candidates and their willingness to devote the time required. As part of this annual review process, the Corporate Governance Committee assesses the skill sets of current Board members and identifies any additional skill sets deemed to be beneficial when considering Board candidates. The Corporate Governance Committee maintains a list of potential director candidates for its future consideration to ensure that outstanding candidates with the necessary skills can be identified quickly to fill planned or unplanned vacancies. The Corporate Governance Committee also advises the Board on the criteria for, and determination of, the independence of each director.

        The Corporate Governance Committee also assesses the effectiveness of the Board, its Committees and individual directors. In doing so, the Corporate Governance Committee surveys the directors regarding the effectiveness of the Board and Committee operations, and the quality and adequacy of information provided to the Board on strategic and significant issues. A Board and Committee effectiveness questionnaire is completed by each director annually, and the results are reported to the Corporate Governance Committee and then to the full Board.

        The Corporate Governance Committee is also responsible for determining the compensation of NOVA Chemicals' directors. For additional information relating to compensation of NOVA Chemicals' directors, see "Report on Executive Compensation — Compensation of Directors".

        The Corporate Governance Committee is and will be composed of four independent directors, namely, Messrs. Blumberg, Dineen, Fortier and Stanford, as well as Mr. Newall, the Chairman who is not considered independent for purposes of applicable Canadian securities legislation. See "Corporate Governance — Board of Directors". To encourage an objective nomination process, the Corporate Governance Committee mandate specifies that only non-management directors may serve on the Corporate Governance Committee.

Human Resources Committee

        The Human Resources Committee of the Board is responsible for overseeing the policies and practices of NOVA Chemicals with respect to its human resources. In this regard, the Human Resources Committee reviews recommendations for the appointment of persons to senior executive positions, as well as considers terms of employment including succession planning and matters of compensation. This Committee recommends to the Board the goals and objectives used to determine executive leadership compensation, evaluates the executive leadership team's performance and makes recommendations to the Board with respect to awards under the Management Incentive Plan, the Option Plan, the Equity Appreciation Plan and the Restricted Stock Unit Plan. For additional information relating to the compensation of NOVA Chemicals' executives, see "Report on Executive Compensation". In addition, the Human Resources Committee is responsible for the proper and orderly administration of NOVA Chemicals' savings and profit sharing plans and pension plans, other than matters relating to the funding and investment of the plans' trust funds.

        The Human Resources Committee is and will be composed entirely of independent directors, namely, Messrs. Stanford (Chairman), Blumberg and Hawkins, Drs. Boer and Creighton and Mrs. Rennie.

Public Policy and Responsible Care Committee

        The Public Policy and Responsible Care Committee of the Board is responsible for overseeing the policies and practices of NOVA Chemicals relating to its Responsible Care® audit and the environment, occupational health and safety, communications, corporate contributions, public policy matters and NOVA Chemicals' relationship with all of its stakeholders. The Public Policy and Responsible Care Committee is and will be composed entirely of independent directors, namely Dr. Boer (Chairman), Messrs. Bougie, Fortier and Ludwick and Dr. Creighton.

Responsible Care® is a registered trademark of the Canadian Chemical Producer's Association in Canada and is a registered service mark of the American Chemistry Council in the United States.

Other Committees

        In December 1996, a Technology Advisory Committee was created to advise NOVA Chemicals on its research strategy. The Technology Advisory Committee consists of two directors of NOVA Chemicals, Mr. Blumberg and Dr. Boer (Co-chairs); Mr. Christopher Pappas, Senior Vice President and President, Styrenics of NOVA Chemicals; Mr. Paul Clark (Co-chair), Vice President, Research and Technology of NOVA Chemicals; Mr. William Mitchell, Vice President, Legal and Chief Patent Counsel of NOVA Chemicals; Mr. Karel Bleijenberg, Vice President, Technology of NOVA Chemicals Inc.; Mr. Gerry Dyer, retired Research and Development Director, DuPont Canada Inc.; and three world-class research scientists, Dr. Musa Kamal, Professor, McGill University, Dr. Kurt Zilm, Professor, Yale University and Dr. Robert Waymouth, Professor, Stanford University.

Orientation and Continuing Education

        NOVA Chemicals is committed to assisting its directors in the enhancement of their skills and abilities as directors, as well as ensuring their knowledge and understanding of the Corporation's businesses remains current. On joining the Board, each new director receives a comprehensive personal orientation from members of senior management covering key operating practices and current issues, and an overview of Committee mandates and issues and organization-wide policies and practices. The Corporate Secretary prepares a "Director's Handbook" for directors, which is updated annually. At regularly scheduled Board and Committee meetings, directors are given updates on emerging business and governance initiatives. Generally, at least one Board meeting each year is held at an operating or plant site to give the directors additional insight into NOVA Chemicals' business. While the Board itself does not have sessions devoted to continuing education, directors are encouraged to participate in seminars and activities, at NOVA Chemicals' expense, that ensure directors will maintain the skills and knowledge necessary to meet their obligations as directors.

Codes of Conduct

        All directors, officers and employees of NOVA Chemicals must act in accordance with NOVA Chemicals' Business Conduct Policy, a comprehensive set of expectations, obligations and responsibilities relating to ethical conduct, conflicts of interest and compliance with law. In addition, NOVA Chemicals has adopted a Code of Ethics for its CEO and senior financial officers, which establishes additional expectations, obligations and responsibilities for such officers. The Business Conduct Policy and the Code of Ethics can be accessed at www.novachemicals.com.

        A hotline, known as the "Ethics Line" was implemented in October 2002, to allow employees to report actual or suspected violations of the law or NOVA Chemicals' Business Conduct Policy and to ask compliance or ethics-related questions on an anonymous basis. In 2005, NOVA Chemicals also implemented an annual, mandatory questionnaire, which employees are required to complete electronically. Employees must report on the questionnaire any violations of the law or the Business Conduct Policy of which they are aware, but have not yet reported through the Ethics Line or by other means. Material reports of non-compliance or unethical conduct that are received on the Ethics Line, the annual questionnaire or by any other means, are reported regularly to the Audit, Finance and Risk Committee, and a summary of all of the issues that have been reported is also provided to this Committee on an annual basis. These reports allow the Audit, Finance and Risk Committee, which exercises oversight over NOVA Chemicals' Ethics and Compliance program, its implementation and effectiveness, to monitor and ensure compliance. Training in respect of the Ethics and Compliance program and the Business Conduct Policy is also provided to directors, officers and employees. Training for officers and employees is provided by means of an electronic system that allows NOVA Chemicals to track completion of the training on a real-time basis, and to target the training based on the individuals' respective roles and responsibilities. Regular communications to employees in respect of the program further emphasize NOVA Chemicals' commitment to integrity and encourage and promote ethical conduct and compliance with the law. These communications include direct messages from the CEO and the Senior Vice President, Legal, General Counsel and Corporate Secretary (who has assumed the role of Chief Compliance Officer), setting an ethical tone at the top of the organization.

Shareholding Guidelines

        NOVA Chemicals has established minimum share ownership guidelines for the members of its Board and management. The guidelines were adopted to encourage key employees and directors to align their interests closely with those of other shareholders. Under these guidelines, the CEO is encouraged to hold NOVA Chemicals Common Shares valued at four times his annual base salary, directors are encouraged to hold Common Shares valued at three times their annual retainer (including additional retainer fees paid to Committee chairs), senior executive officers at two times their annual base salary and other executives at one-half times their annual base salary. No financial assistance is provided by NOVA Chemicals in achieving these guidelines. Directors and executive officers are expected to reach the applicable level of share ownership within three years after being appointed to the Board or applicable leadership role.

        Holdings considered for these guidelines are Common Shares and deferred share units ("DSUs"). Stock options, equity appreciation units ("EAUs") and restricted stock units ("RSUs") do not count toward the shareholding guidelines. DSUs are not Common Shares, but are equal in value to Common Shares (see "Report of the Human Resources Committee — Deferred Share Unit Plans"). All directors are in compliance with the shareholding guidelines. The 11 non-employee directors standing for election in aggregate hold 392,990 Common Shares and 83,292 DSUs. The seven current members of the senior management team in aggregate hold 399,569 Common Shares and 522,240 DSUs.

        The following table sets forth, as at February 15, 2006, the number of Common Shares (excluding options to acquire Common Shares) and DSUs of NOVA Chemicals beneficially owned, directly or indirectly, or controlled or directed (excluding options to acquire Common Shares) by each non-employee director standing for election, and by the CEO, the Chief Financial Officer ("CFO") and each of NOVA Chemicals' three other most highly compensated executive officers (the "Named Executive Officers", or "NEOs") (see "Compensation of Directors — Equity Based Compensation for Non-Employee Directors" for additional disclosure of non-employee directors' equity ownership).

Non-Employee Directors
J. A. Blumberg	10,157 Common Shares	3,616 DSUs
F. P. Boer	5,808 Common Shares	17,292 DSUs
J. Bougie	Nil Common Shares	10,183 DSUs
J. V. Creighton	8,959 Common Shares	4,568 DSUs
R. E. Dineen	19,951 Common Shares	Nil DSUs
L. Y. Fortier	1,069 Common Shares	13,812 DSUs
K. L. Hawkins	6,090 Common Shares	10,990 DSUs
A. M. Ludwick	16,500 Common Shares	13,668 DSUs
J. E. Newall	320,965 Common Shares	Nil DSUs
J. G. Rennie	2,491 Common Shares	Nil DSUs
J. M. Stanford	1,000 Common Shares	9,163 DSUs
Named Executive Officers
J. M. Lipton(1)	207,597 Common Shares	256,822 DSUs
L. A. MacDonald	13,536 Common Shares	37,378 DSUs
C. D. Pappas	28,784 Common Shares	16,050 DSUs
A. T. Poole	80,628 Common Shares	83,218 DSUs
D. H. Spiess(1)	23,155 Common Shares	52,749 DSUs
Note:
(1)
Excludes for Messrs. Lipton and Spiess, who may be deemed to have, but disclaim, beneficial ownership of 5,380 and 13,500 Common Shares, respectively, which are held by each of their spouses, who exercise sole voting and investment power over such Common Shares.

Directors and Officers' Liability Insurance

        NOVA Chemicals maintains directors' and officers' liability insurance with policy limits of $150 million in the aggregate, subject to a deductible in respect of corporate reimbursement of $1 million for each loss. Under this insurance, NOVA Chemicals is generally to be reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers, and individual directors and officers (or their heirs and legal representatives) are generally covered for losses arising during the performance of their duties for which they are not indemnified by NOVA Chemicals. Major exclusions from coverage include claims arising from illegal acts, those acts which result in illegal personal profit, violation of any fiduciary duty under the U.S. Employee Retirement Income Security Act of 1974, pollution damage (except for resultant shareholders actions) and claims brought by a director or officer against another director or officer or by NOVA Chemicals against a director or officer except for shareholder derivative actions. For the year ended December 31, 2005, the total annual premium in respect of such insurance was $954,000, which was paid entirely by NOVA Chemicals.

        Directors of NOVA Chemicals are also party to indemnity agreements with NOVA Chemicals pursuant to which the Corporation has agreed to indemnify such directors from liability arising in connection with the performance of their duties. Such indemnity agreements conform with the provisions of the Canada Business Corporations Act, NOVA Chemicals' governing statute.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Human Resources Committee

        The Human Resources Committee of the Board of Directors is responsible for the overall executive compensation strategy of NOVA Chemicals and the on-going monitoring of the strategy's implementation. As at December 31, 2005, the Human Resources Committee was composed of Messrs. Stanford (Chairman), Blumberg and Hawkins, and Drs. Boer and Creighton. Mrs. Rennie was appointed as a member of the Human Resources Committee in February 2006. None of the members of the Committee is or was formerly an officer or employee of NOVA Chemicals or any of its subsidiaries.

        The Chairman of the Committee has direct access to NOVA Chemicals' independent external consultant, Towers Perrin, on compensation and human resources matters. Towers Perrin provides objective and expert analysis, advice and information on executive compensation trends, regulatory changes and evolving best practices. They also provide advice on compensation program design and compensation recommendations prepared by management to assist the Committee in making informed, fair and reasonable decisions. During fiscal 2005, Towers Perrin attended all Committee meetings at which compensation matters were addressed. Towers Perrin also provides actuarial services for the Corporation's North American defined benefit pension plans.

Report of the Human Resources Committee

        The Human Resources Committee's mandate includes all executive compensation matters. NOVA Chemicals' executive compensation policies are designed to provide competitive compensation to enable NOVA Chemicals to attract and retain executives that will make significant contributions to NOVA Chemicals' annual and long term goals.

        The major elements of the executive compensation program are base salary, annual performance incentives, equity based long-term compensation through the granting of stock options, EAUs and/or RSUs and non-cash compensation. The Human Resources Committee annually monitors comparative total compensation information, using data prepared by Towers Perrin, to ensure that target levels of overall compensation are competitive with similar North American chemical organizations. In any particular year, NOVA Chemicals' executive officers may be paid more or less than executive officers at comparable organizations depending on corporate and business unit performance, and individual and team contributions.

  Base Salaries

        Base salaries for all executive officers are paid within salary ranges established for each position on the basis of the level of responsibility relative to other positions in NOVA Chemicals. The salary range for each position is determined through an annual comparative salary survey of approximately 12 North American chemical organizations. Base salary is targeted at the median (50th percentile) of the survey group for all executive officers except the CEO whose base salary is targeted at the 75th percentile. Individual salaries within a range are determined by each officer's experience, expertise and contribution to NOVA Chemicals.

        In 2005, based on a competitive analysis, base salaries for the executive officers were increased on average by approximately 8%. In 2005, Mr. Lipton's base salary was $1,100,000. For 2006, his base salary was adjusted to $1,150,000.

  Annual Performance Incentives

        Annual performance incentives are awarded under the Management Incentive Plan, which is designed to recognize the contributions to corporate and business results of executive officers, senior managers and other leaders.

The Management Incentive Plan constitutes a significant part of compensation. This plan provides for annual cash awards based on corporate, business unit, and team and individual performance, measured against objectives which are determined at the beginning of each calendar year. As the executive's responsibility level increases, the Management Incentive Plan represents an increasing portion of total compensation.

        The guiding principle of the plan is to achieve a total cash compensation position, including base salary and incentive compensation award, in a range between the 50th and 75th percentile of similar North American chemical organizations if performance objectives, as approved by the Board, are achieved.

        Incentive compensation awards are based on three components:

  (a)
  corporate performance - based on the achievement of net operating income, controllable costs and cash flow cycle time targets;

  (b)
  business unit performance - based on the achievement of business related objectives, such as financial targets, improvement in environment, health and safety performance, operating performance, or other specific objectives; and

  (c)
  team and individual performance - based upon the achievement of specific team and individual objectives.

        Target incentive compensation awards, based on a participant's level of responsibility, are set and communicated to participants at the beginning of each year. For executive officers other than the CEO, 2005 target awards were weighted 40% on team and individual performance, 30% on business unit performance and 30% on corporate performance. The weighting factors for the CEO are 50% net operating income and 50% individual performance.

        The actual incentive compensation award paid each year, if any, is determined with reference to achievements in the components set out above. Incentive compensation awards are not paid to any executive officers, including the CEO, if minimum performance targets are not met. If target performance levels are reached, the target incentive compensation award is payable. Provision is made in the plan to pay incentive compensation awards in excess of the target award, to a maximum established by the Board, if performance in a year is exceptional. The factor by which the incentive compensation award is calculated is pro-rated between the minimum, target and maximum award depending on actual performance under each of the components. In administering the plan, the Human Resources Committee may use its judgement in varying the amounts payable to executives. Executive officers may elect to receive their incentive compensation awards as cash or DSUs (see "Deferred Share Unit Plans").

        The incentive compensation award for Mr. Lipton is based on the terms of the Management Incentive Plan, making him eligible in 2005 for an incentive compensation award of 100% of base salary if target was achieved and up to 250 % if it was significantly exceeded. On that basis, the incentive compensation award for service in 2005 was calculated at 96% of target based on 0% achievement of the net operating income target and 192% achievement of individual performance objectives. Mr. Lipton was awarded $1,056,000 for his 2005 incentive compensation award.

  Equity Based Long-Term Compensation

        NOVA Chemicals sponsors several equity based incentive plans to provide long-term incentives and compensation to key employees at a competitive level with other comparable North American chemical organizations and to align the interests of management more closely with those of shareholders. Periodic reviews are conducted to ensure that NOVA Chemicals' equity based incentive plans provide comparable expected value to similar North American chemical organizations. Eligible employees can elect to receive, subject to the discretion of the Board, equity based incentive awards as options, EAUs and/or RSUs. The objective of offering a choice between options, EAUs and RSUs is to allow eligible employees to align the expected value of the equity based incentive plans with their individual risk preferences and time horizons.

        Equity based compensation grants awarded to each key employee, including executive officers, are determined by the Board on the recommendation of the Human Resources Committee. The Human Resources Committee, in determining the number of options, EAUs or RSUs to award, considers the employee's base salary, level of responsibility and performance, as well as each eligible employee's election with respect to options, EAUs and/or RSUs. In determining an equity compensation award, the Board does not consider the number or the terms of outstanding awards.

        A description of each of these plans follows.

  A.    Option Plan

        The exercise price of the options granted is equal to the closing price of the Common Shares on the Toronto Stock Exchange ("TSX") or the NYSE on the date of grant. Each option may be exercised over a 10 year period and options generally vest as to one-quarter at the date of grant and an additional one-quarter per year for the next three years. The Board may, in its discretion, modify the vesting period.

        Termination of employment, other than by reason of death or retirement, will result in an employee only being able to exercise options which have vested for a period of 30 days following such termination. The Human Resources Committee may waive the early termination period, provided that it does not extend beyond 10 years from the date of grant. Options may not be assigned.

        The Option Plan provides that all options include share appreciation rights, or SARs, so that each option may be exercised by the holder as a share appreciation right rather than as an option. The share appreciation rights entitle the optionholder to receive a number of Common Shares determined on the basis of the appreciation value of the options from the date of grant to the exercise date. The appreciation value is calculated as the difference between the closing price of the Common Shares on the TSX or the NYSE on the date of grant and the closing price of the Common Shares on the TSX or the NYSE, as applicable, on the date before the employee exercises the share appreciation right. In addition, the Board may, in its discretion, require an optionholder to receive cash in lieu of Common Shares on the exercise of a share appreciation right. The exercise of a share appreciation right results in the cancellation of any related option.

        The Board may interpret the Option Plan, prescribe, amend and rescind rules and regulations relating to it. The Board may alter, suspend or discontinue the Option Plan, provided, however, that such alteration, suspension or discontinuance will not remove any of the rights an optionholder has under any option agreement. Any amendments required to be approved by shareholders will not become effective until such approval is received.

        In February 2005, following approval of the Board, NOVA Chemicals amended its Option Plan to provide that the exercise price of options may be determined with reference to the trading price of the Common Shares on the NYSE, in addition to the TSX. The TSX was notified and approved this amendment. Shareholder approval was not required as the change was considered to be a minor amendment to the Option Plan.

        In 2005, Mr. Lipton elected to receive his equity based long-term compensation as options and was awarded 295,700 options. In February 2006, Mr. Lipton elected to receive his equity based long-term compensation as options and the Board awarded him 439,500 options.

  B.    Equity Appreciation Plan

        In February 2000, NOVA Chemicals adopted the Equity Appreciation Plan ("EAP"). The EAP has similar terms with respect to valuation, vesting and expiry dates as the Option Plan. The Board may set the exercise value of an EAU equal to the closing price of the Common Shares on the TSX or NYSE on the date of grant. EAUs may be redeemed for cash over a 10 year period and generally vest as to one-quarter on the date of grant and an additional one-quarter per year for the next three years. Alternate vesting, up to full vesting at the date of grant, may be granted at the Board's discretion.

  C.    Restricted Stock Unit Plan

        The Restricted Stock Unit Plan ("RSUP") was adopted in September 2003 to complement the Option and Equity Appreciation Plans.

        Generally, each RSU vests on the third anniversary of the grant date and is valued using the closing price on the TSX or NYSE on that date. RSUs are paid in cash or shares purchased in the open market, at NOVA Chemicals' discretion, before the end of the calendar year in which they vest. During the restricted period, dividend equivalents are credited to each RSU account based on the number of RSUs in the account on the dividend record date, the dividend payment paid to shareholders per Common Share and the closing price of Common Shares on the dividend payment date. RSUs are not Common Shares and do not carry rights of Common Shares.

  Non-Cash Compensation

        Non-cash compensation includes employee benefits and perquisites. NOVA Chemicals' non-cash compensation programs are designed to approximate the median of North American chemical organizations. Non-cash compensation is monitored periodically. Mr. Lipton does not receive any non-cash compensation that is different from that received by other executive officers, other than as described under "Supplementary Pension Agreements" and "Employment Contracts".

  Deferred Share Unit Plans

        NOVA Chemicals implemented a Key Employee Deferred Share Unit Plan ("Original DSUP") in 1999 as a means to further link the interest of officers (and directors, see "Compensation of Directors") to the creation of shareholder value. In 2005, NOVA Chemicals adopted a new DSUP for key employees resident in the United States to comply with the requirements of Section 409A of the Internal Revenue Code of 1986 ("409A DSUP" and collectively with the Original DSUP, "DSUPs").

        Under the DSUPs, key employees, including the CEO and other executive officers, may elect on an annual basis to receive all or a portion of their award under the Management Incentive Plan in DSUs economically equivalent to NOVA Chemicals' Common Share value. The amount of the incentive compensation award that a key employee elects to allocate to the DSUPs is converted to an equivalent number of DSUs based on the market value of NOVA Chemicals' Common Shares as at a specified time (the average of the closing price for the Common Shares over five consecutive trading days preceding the year end prior to the performance period). When a dividend is declared on Common Shares the value of the dividend is added, as full or part units, to the DSU accounts of the key employees. DSUs are not Common Shares and do not carry rights of Common Shares.

        Under the Original DSUP, individuals must hold DSUs until they are no longer an employee or director of NOVA Chemicals. A key employee can elect to receive the value of his DSU account up to the end of the year following his separation from service. At such time NOVA Chemicals will pay the key employee the value of the DSUs in the key employee's DSU account less applicable withholding taxes (at ordinary income tax rates). Under the 409A DSUP, the value of the DSU account for a U.S. key employee for performance years 2005 and later is determined as of the key employee's separation date and paid no earlier than six months following the key employee's separation from service.

        Mr. Lipton participated in the Original DSUP since its inception until December 31, 2004. Based on NOVA Chemicals' Common Share price of $33.40 on the NYSE on December 30, 2005, the value of his total DSU account as at that date was $8,548,759.

BY THE HUMAN RESOURCES COMMITTEE
J.M. Stanford (Chairman) J.A. Blumberg F.P. Boer	J.V. Creighton K.L. Hawkins

Compensation of Officers

        The following table sets forth the compensation paid by NOVA Chemicals to its Named Executive Officers, in each case in respect of the fiscal years ended December 31, 2005, 2004 and 2003.

Summary Compensation Table
		Annual Compensation					Equity Based Long Term Compensation
							Awards
Name and Principal Position	Year		Salary (1)		Management Incentive Plan Payments (2)	Other Annual Compensation (3)	Securities Under Options and EAUs Granted (4)(5)	Restricted Shares or RSUs (5)(6)		All Other Compensation (7)

J. M. Lipton President & CEO	2005 2004 2003	$ $ $	1,100,000 1,000,000 950,000	$ $ $	1,056,000 1,830,000 479,000	$97,600 $52,700 $56,800	295,700 456,400 631,000	N/A N/A N/A	$ $ $	167,200 171,000 105,000

L. A. MacDonald Senior Vice President & CFO	2005 2004 2003	$ $ $	375,000 350,000 325,000	$ $ $	197,000 305,500 84,400	N/A N/A N/A	N/A N/A 71,900	$693,750 $507,500 N/A	$ $ $	558,100 55,000 28,800	(8)

C. D. Pappas Senior Vice President	2005 2004 2003	$ $ $	400,000 375,000 375,000	$ $ $	197,000 298,600 98,200	N/A N/A N/A	10,400 47,900 102,300	$555,000 $167,800 N/A	$ $ $	546,000 50,300 27,800	(9)

A. T. Poole Executive Vice President	2005 2004 2003	$ $ $	375,000 350,000 350,000	$ $ $	184,000 325,200 109,300	N/A N/A N/A	N/A N/A 95,500	$693,750 $626,500 N/A	$ $ $	148,100 69,400 70,000	(10)

D. H. Spiess Senior Vice President	2005 2004 2003	$ $ $	400,000 375,000 375,000	$ $ $	214,000 334,900 102,500	N/A N/A N/A	N/A 16,000 102,300	$740,000 $503,400 N/A	$ $ $	61,200 62,300 33,600

Notes:
(1)	See "Report of the Human Resources Committee — Base Salaries".
(2)
NOVA Chemicals has in place a Management Incentive Plan which has clear objectives for participants and as such does not operate as a "bonus" plan. See "Report of the Human Resources Committee — Annual Performance Incentives". Incentive compensation awards under the Management Incentive Plan are earned in the year reported and paid the following year unless the executive elected to defer all or a portion of his award under NOVA Chemicals' DSUPs.

NEOs can elect to contribute all or a portion of their annual incentive compensation award to the DSUPs. For further information, see "Report of the Human Resources Committee — Deferred Share Unit Plans". NEO's elections are listed below:

	2005	2004	2003
J. M. Lipton	0%	100%	100%
L. A. MacDonald	0%	50%	100%
C. D. Pappas	0%	0%	0%
A. T. Poole	100%	100%	100%
D. H. Spiess	0%	100%	100%
Where an election has been made, the dollar value reported in this column represents the pre-tax value of the DSUs at the time of the award.
For 2005, corporate objectives were calculated at 0% of target.
For 2004, corporate objectives were calculated at 86% of target.
For 2003, corporate objectives were calculated at 31% of target. Based on the 2003 net operating loss, the CEO's award was reduced by 40%, and the other NEO awards were reduced by 32%.
(3)
Each NEO receives benefits and perquisites in addition to base salary and incentive compensation awards. The value of these benefits and perquisites for each NEO, other than the CEO, does not exceed the lesser of Cdn. $50,000 or 10% of the total annual salary and incentive compensation payment.
For Mr. Lipton, the amount of other annual compensation includes $70,800, $37,800 and $41,200 for his personal use of the Corporation's aircraft in 2005, 2004 and 2003, respectively.
(4)
This column shows the total number of Common Share options and/or EAUs granted to each NEO during each respective year. In 2003 and 2004, Messrs. Lipton, Pappas and Spiess were granted EAUs rather than options.

In March 2003, Mr. Lipton was granted an additional award of 124,000 EAUs to reflect his strong leadership of NOVA Chemicals in 2002.
(5)
In 2005, Messrs. MacDonald, Poole and Spiess were not granted options or EAUs as they elected to receive, and the Board granted, 100% of their equity based long-term compensation as RSUs. In 2005, Mr. Pappas elected to receive, and the Board granted, 25% of his equity based long-term compensation as options and 75% as RSUs.

In 2004, Messrs. MacDonald and Poole were not granted options or EAUs as they elected to receive, and the Board granted, 100% of their equity based long-term compensation as RSUs. Mr. Pappas elected to receive, and the Board granted, 75% of his equity based long-term compensation as EAUs and 25% as RSUs. Mr. Spiess elected to receive, and the Board granted, 25% of his equity based long-term compensation as EAUs and 75% as RSUs.
(6)
This column discloses the value of RSUs as of the date of grant. The Board adopted the RSUP in September 2003 and the first grants were awarded in 2004. When a dividend is declared on the Common Shares, the value of the dividend is added as full or partial units to the RSU accounts. For further information, see "Report of the Human Resources Committee — Restricted Stock Unit Plan". Messrs. MacDonald, Pappas, Poole and Spiess hold RSUs. The values of RSUs granted and dividend equivalents earned thereon on an aggregate basis, for 2005 and 2004 based on the NYSE Common Share price of $33.40 on December 30, 2005 were as follows:
	Total		2005		2004
	RSUs	U.S. $	RSUs	U.S. $	RSUs	U.S. $
Mr. MacDonald	33,354	$1,114,024	14,867	$496,558	18,487	$617,466
Mr. Pappas	18,007	$601,434	11,894	$397,260	6,113	$204,174
Mr. Poole	37,689	$1,258,813	14,867	$496,558	22,822	$762,255
Mr. Spiess	34,196	$1,142,145	15,858	$529,656	18,338	$612,489
(7)
This column includes the dollar value of insurance premiums paid by NOVA Chemicals with respect to term life insurance for the benefit of each NEO, amounts paid under the NOVA Chemicals or NOVA Chemicals Inc. Savings and Profit Sharing Plan, the value of the dividend equivalents earned under the DSUPs and the RSUP, and currency exchange related payments where applicable.
(8)	In 2005, a currency exchange related payment of $510,515 was made to Mr. MacDonald.
(9)	In 2005, a currency exchange related payment of $511,420 was made to Mr. Pappas.
(10)	In 2005, a currency exchange related payment of $89,500 was made to Mr. Poole.

        For 2005, the aggregate cash compensation, including any incentive compensation awards contributed to the DSUPs, for the five NEOs was approximately $5,978,700.

Stock Option Grants

        The table below shows the number of options under the Option Plan granted to each of the NEOs in 2005 together with the percentage that the option grant represents of total options granted by NOVA Chemicals to its employees and employees of its subsidiaries in fiscal 2005, the per security exercise value, the per security market value of the underlying securities on the date the options were granted and the expiration date of the options granted. Messrs. MacDonald, Poole and Spiess elected to receive, and were granted, only RSUs in 2005.

Mr. Pappas elected to receive and was granted 25% of his equity based long-term compensation as options and 75% as RSUs. See "Report of the Human Resources Committee — Equity Based Long-Term Compensation".

Option Grants
Name	Options Granted (#)	% of Total Options Granted to Employees in 2005	Exercise or Base Price (1)	Market Value of Securities Underlying Options on the Date of Grant (1)	Expiration Date

J. M. Lipton	295,700	55.50(2)	U.S. $47.00	U.S. $47.00	February 15, 2015

C. D. Pappas	10,400	1.95	U.S. $47.00	U.S. $47.00	February 15, 2015

Notes:
(1)
The exercise value of an option granted under the Option Plan was determined by the Board to be the closing market price on the NYSE on the date the grant was made. Options are generally granted for a term of 10 years, exercisable on a cumulative basis as to 25% in the first 12 months, 25% in the second 12 months, 25% in the third 12 months and 25% thereafter for the term of the option.
(2)
In 2005, 47% of the total value of equity based long-term compensation awarded to all eligible employees was granted as options. The remainder was granted as RSUs. Mr. Lipton received 27.7% of the total value of equity based long-term compensation awarded to all eligible employees in 2005.

        The table below shows the number of Common Shares acquired on exercise of options and the awards paid on the exercise of options or redemption of EAUs during fiscal 2005 by each of the NEOs, together with the aggregate dollar value realized on such exercises or redemptions, the total number of Common Shares available for acquisition under options and EAUs available for redemption, both vested and unvested, and the dollar value of "in-the-money" unexercised options and EAUs not yet redeemed, both vested and unvested.

Aggregated Option and EAU Exercises During the Year and Financial Year-End Option and EAU Values
						Value of Unexercised or Unredeemed In-the-Money (1)(2) Options and EAUs at December 31, 2005 in U.S. $
				Unexercised Options and Unredeemed EAUs at December 31, 2005
	Securities Acquired on Exercise of Options or Redemption of EAUs		Aggregate Value Realized in U.S. $
Name				Non-Vested	Vested	Non-Vested	Vested

J. M. Lipton	45,406	(3)	$1,465,434	607,725	2,644,500	$3,775,945	$31,391,537	(6)

L.A. MacDonald	97,675	(4)	$2,284,474	17,975	137,707	$201,401	$1,410,946

C. D. Pappas	140,575	(5)	$2,852,287	57,325	80,675	$540,414	$588,654	(6)

A. T. Poole	0		$0	23,875	272,625	$267,507	$2,331,859

D. H. Spiess	0		$0	33,575	347,968	$452,689	$3,964,992	(6)

Notes:
(1)
Option values are calculated as the difference between the closing price of Common Shares on the TSX on December 30, 2005 ($38.81 Canadian) and the exercise price of the related option. Value has been converted to U.S. dollars at the closing exchange rate on December 30, 2005 ($1.00 Canadian = $.8599 U.S.). EAU values are calculated as the difference between the closing price of Common Shares on the NYSE on December 30, 2005 ($33.40 U.S.) and the exercise value of the related EAU.
(2)	"In-the-money" means that the market value of the Common Shares underlying the option or EAU on that date exceeds the option exercise price or the EAU exercise value.
(3)
Mr. Lipton exercised 45,406 options, which were due to expire, as share appreciation rights. NOVA Chemicals settled the exercise by issuing Common Shares equivalent to the option premium to Mr. Lipton that were immediately sold. Aggregate value has been converted to U.S. dollars at the exchange rate of $1.00 Canadian = $.8050 U.S., the exchange rate on the settlement date of the transaction.

(4)
Mr. MacDonald exercised 97,675 options as share appreciation rights. NOVA Chemicals settled the exercise by the direct payment alternative under the Option Plan and paid Mr. MacDonald a cash amount equal to the difference between the closing price of the Common Shares on the TSX on the last trading day immediately preceding the exercise date and the exercise price. Aggregate value has been converted to U.S. dollars at an exchange rate of $1.00 Canadian = $.8300 U.S., which was the exchange rate on the date of exercise.
(5)
Mr. Pappas redeemed 25,575 EAUs and exercised 115,000 options. The aggregate value received on the redemption of the EAUs was the difference between the NYSE closing prices of the Common Shares on the redemption dates and the exercise values of the related EAUs. Mr. Pappas exercised the options as share appreciation rights. NOVA Chemicals settled the exercise of the options by the direct payment alternative under the Option Plan and paid Mr. Pappas a cash amount equal to the difference between the closing price of the Common Shares on the TSX on the last trading day immediately preceding the exercise date and the exercise price. Aggregate value has been converted to U.S. dollars at an exchange rate of $1.00 Canadian = $.8141 U.S., which was the average of the exchange rates on the dates of exercise.
(6)
These numbers include options and EAUs. Mr. Lipton was awarded EAUs rather than options from 2000 to 2004, and Messrs. Pappas and Spiess have been awarded EAUs from 2001 to 2004 (see "Report of the Human Resources Committee — Equity Based Long-Term Incentives — B. Equity Appreciation Plan"). The following table details for these NEOs the number of unexercised options and unredeemed EAUs and the in-the-money value of options and EAUs as at December 31, 2005:
	Options				EAUs
	Unexercised Options at December 31, 2005		Value of Unexercised In-the-Money Options at December 31, 2005 in U.S. $		Unredeemed EAUs at December 31, 2005		Value of Unredeemed In-the-Money EAUs at December 31, 2005 in U.S. $
Name
	Non-Vested	Vested	Non-Vested	Vested	Non-Vested	Vested	Non-Vested	Vested
J. M. Lipton	221,775	934,550	$0	$8,592,922	385,950	1,709,950	$3,775,945	$22,798,615
C. D. Pappas	7,800	37,600	$0	$233,549	49,525	43,075	$540,414	$355,105
D. H. Spiess	0	186,743	$0	$1,801,406	33,575	161,225	$452,689	$2,163,586

        As of December 31, 2005, NOVA Chemicals had issued 5,815,630 Common Shares under the Option Plan representing approximately 7.06% of its issued and outstanding Common Shares. Pursuant to the terms of the Option Plan, NOVA Chemicals may issue a further amount of 7,874,725 Common Shares representing 9.56% of its issued and outstanding Common Shares. As of December 31, 2005, there were 5,107,611 options to acquire Common Shares outstanding and 2,767,114 options to acquire Common Shares remaining available for future grants. The total number of Common Shares that may be issued to any one individual under the Option Plan is limited to a maximum of 5% of the issued and outstanding Common Shares.

Pension Plans

        Officers, along with all salaried employees, participate in NOVA Chemicals' Canadian or U.S. non-contributory pension plans. On December 31, 1999, NOVA Chemicals introduced a defined contribution pension option to its Canadian pension plans for salaried employees. Under these plans, employees could make a one-time irrevocable election to convert their defined benefits to the defined contribution pension option or remain in the defined benefit pension option. All of the Canadian executive officers elected to remain in the defined benefit pension option.

        The Canadian defined benefit pension option provides a retirement income and a 60% surviving spouse's pension based on the officer's years of service and the average base salary of the highest 36 consecutive months, of the officer's final 10 years of service adjusted to reflect benefits payable under government sponsored plans. The U.S. plans provide a pension based on the officer's years of service and average base salary of the highest 36 consecutive months in the officer's final 10 years of service. The amount of pension may vary based on other factors including the age of the employee at retirement, the form of pension elected and predecessor plan membership. The first table illustrates the amount of annual pension received by a Canadian employee in the defined benefit plan and the second table illustrates a U.S. employee, in each case retiring at age 65 (normal retirement age) on December 31, 2005, who has not elected an optional form of pension benefit.

Canadian Pension Plan Table (in Canadian dollars)
	Years of Service
Remuneration	5	10	15	20	25	30	35

300,000	22,785	45,570	68,355	95,940	124,725	153,510	182,295
400,000	30,785	61,570	92,355	129,540	168,325	207,110	245,895
500,000	38,785	77,570	116,355	163,140	211,925	260,710	309,495
600,000	46,785	93,570	140,355	196,740	255,525	314,310	373,095
700,000	54,785	109,570	164,355	230,340	299,125	367,910	436,695
750,000	58,785	117,570	176,355	247,140	320,925	394,710	468,495
800,000	62,785	125,570	188,355	263,940	342,725	421,510	500,295
850,000	66,785	133,570	200,355	280,740	364,525	448,310	532,095
900,000	70,785	141,570	212,355	297,540	386,325	475,110	563,895
950,000	74,785	149,570	224,355	314,340	408,125	501,910	595,695
1,000,000	78,785	157,570	236,355	331,140	429,925	528,710	627,495

Notes:
(1)
NOVA Chemicals' Canadian defined benefit pension option provides a benefit formula that is integrated with the Canada Pension Plan. The non-contributory future service benefit is equal to the sum of (a) plus (b) where:
(a) is 1.0% times credited service times the lesser of
(i) Highest Average Earnings (defined below) and
(ii) Average Maximum Pensionable Earnings (defined below)
(b) is 1.6% times credited service times the amount, if any, by which the Highest Average Earnings exceeds the Average Maximum Pensionable Earnings.

Highest Average Earnings is the average of the highest 36 consecutive months of base salary in the last 10 years and Average Maximum Pensionable Earnings is the three year average of the Year's Maximum Pensionable Earnings as determined in accordance with the Canada Pension Plan Act. Management Incentive Plan awards are not included for the purpose of determining pension benefits.

Canadian pension benefits for (a) married retirees, upon death, consist of 60% of the member's benefit payable to the surviving spouse for life, and (b) single retirees are payable for life and are guaranteed for five years after pension commences.
Canadian pension benefits are not subject to any deduction for social security or other offset amounts.
(2)	Estimated credited years of service to December 31, 2005 for each NEO who is a member of the Canadian pension plan are:
Mr. MacDonald	24.8 years
Mr. Poole	17.8 years
(3)	Table is calculated based on service in existing and continuing prior plans and includes supplementary pension amounts described below, but does not include optional contributory pension plan.
(4)	Table shows benefit payable at age 65 if the employee left NOVA Chemicals on December 31, 2005.
(5)	Normal retirement age under the defined benefit pension option is 65, however, a member can retire with full benefit at age 62.

U.S. Pension Plan Table — Whole Life Benefit for Single Retirees (in U.S. dollars)
	Years of Service
Remuneration	5	10	15	20	25	30	35

300,000	18,000	36,000	54,000	72,000	90,000	108,000	126,000
400,000	24,000	48,000	72,000	96,000	120,000	144,000	168,000
500,000	30,000	60,000	90,000	120,000	150,000	180,000	210,000
600,000	36,000	72,000	108,000	144,000	180,000	216,000	252,000
700,000	42,000	84,000	126,000	168,000	210,000	252,000	294,000
800,000	48,000	96,000	144,000	192,000	240,000	288,000	336,000
900,000	54,000	108,000	162,000	216,000	270,000	324,000	378,000
1,000,000	60,000	120,000	180,000	240,000	300,000	360,000	420,000
1,100,000	66,000	132,000	198,000	264,000	330,000	396,000	462,000
1,200,000	72,000	144,000	216,000	288,000	360,000	432,000	504,000
1,300,000	78,000	156,000	234,000	312,000	390,000	468,000	546,000
1,400,000	84,000	168,000	252,000	336,000	420,000	504,000	588,000
1,500,000	90,000	180,000	270,000	360,000	450,000	540,000	630,000
1,750,000	105,000	210,000	315,000	420,000	525,000	630,000	735,000
2,000,000	120,000	240,000	360,000	480,000	600,000	720,000	840,000
2,250,000	135,000	270,000	405,000	540,000	675,000	810,000	945,000
2,500,000	150,000	300,000	450,000	600,000	750,000	900,000	1,050,000
2,750,000	165,000	330,000	495,000	660,000	825,000	990,000	1,155,000
3,000,000	180,000	360,000	540,000	720,000	900,000	1,080,000	1,260,000
3,250,000	195,000	390,000	585,000	780,000	975,000	1,170,000	1,365,000
3,500,000	210,000	420,000	630,000	840,000	1,050,000	1,260,000	1,470,000
3,750,000	225,000	450,000	675,000	900,000	1,125,000	1,350,000	1,575,000
4,000,000	240,000	480,000	720,000	960,000	1,200,000	1,440,000	1,680,000
4,250,000	255,000	510,000	765,000	1,020,000	1,275,000	1,530,000	1,785,000

Notes:
(1)
NOVA Chemicals' U.S. pension plan is a defined benefit plan. The benefit formula is 1.2% of the Final Average Earnings times the credited service. For years of service up to and including 2000, Final Average Earnings are the average of the highest 36 consecutive months of base salary in the last 10 years. Effective January 1, 2001, for senior U.S. executives, Final Average Earnings are calculated using base salary plus incentive compensation awards. Pension benefits for a single retiree is the whole life benefit as outlined above while a married retiree's benefit is a 50% joint and survivor benefit. Such benefit is provided by reducing the whole life benefit during the life time of the retiree in order to provide 50% of that reduced benefit to a surviving spouse.
(2)	Estimated credited years of service to December 31, 2005 for the NEOs who are members of the U.S. pension plan are:
Mr. Lipton	19.6 years
Mr. MacDonald	1.2 years
Mr. Pappas	17.5 years
Mr. Spiess	7.8 years
(3)	The calculations in the table include supplementary pension amounts described below.
(4)	Table shows benefit for a single employee at age 65 if the employee left NOVA Chemicals on December 31, 2005.
(5)	Normal retirement age under the U.S. pension plan is 65, however, a member can retire with full benefit at age 62.

Supplementary Pension Agreements

        NOVA Chemicals' Canadian defined benefit pension option is subject to maximum annual benefit accruals of Cdn. $2,000 per year of credited service or to any greater maximum which may be provided for in the Income Tax Act from time to time. U.S. pension plan benefits are subject to a maximum annual benefit accrual based on annual compensation of U.S. $210,000, adjusted from time to time by the Internal Revenue Service. NOVA Chemicals has entered into pension agreements with certain officers and employees which provide for supplementary pension payments, computed with reference to the earned pension under NOVA Chemicals' pension plans. These supplementary payments would be above the maximum annual benefit accrual permitted by NOVA Chemicals' pension plans and, therefore, would not be deductible for income tax purposes by NOVA Chemicals until paid to the respective officer or employee. The aggregate supplementary pension payments would be generally equivalent to the benefit which is earned under NOVA Chemicals' pension plans without the maximum annual benefit described above.

        Mr. Lipton's employment contract provides that NOVA Chemicals make up any short-fall should the value of pension benefits provided through NOVA Chemicals and Mr. Lipton's previous employer be less than the value of pension benefits that Mr. Lipton would have received had he remained with his previous employer until retirement. In addition, Mr. Lipton has an agreement which provides that he receive two years' pensionable service for every year that he serves as CEO of NOVA Chemicals.

        Mr. Pappas' employment contract provides that NOVA Chemicals will recognize his 12 years of industry service prior to joining NOVA Chemicals for purposes of calculating pension benefits. In addition, if Mr. Pappas remains employed with NOVA Chemicals until the earlier of the date a change of control occurs and September 1, 2008, NOVA Chemicals will recognize an additional 10 years of service for purposes of calculating pension benefits.

        Based on current compensation and assuming each of the NEOs remains with NOVA Chemicals until his normal retirement date, the estimated annual aggregate benefits payable from the registered and supplementary plans to the NEOs on the normal retirement date are as follows: Mr. Lipton $1,751,000, Mr. MacDonald $267,000, Mr. Pappas $334,000, Mr. Poole $165,000, and Mr. Spiess $90,000.

        As at November 30, 2005 (the most recent measurement date for NOVA Chemicals' pension expense), NOVA Chemicals' aggregate accrued liabilities for all participants in the supplemental plans were approximately $37.8 million. The 2005 service and interest costs for all participants in respect of the supplemental plans were approximately $3.1 million. The Corporation's independent actuaries calculate the cost of these future pension benefits each year based upon the same method and assumptions used to determine year-end pension plan obligations as disclosed in Note 18 of NOVA Chemicals' 2005 consolidated financial statements.

        The method used to determine estimated pension benefits is not identical to the method used by other companies. Therefore, the estimated pension benefits may not be directly comparable to other companies' estimated pension benefits.

Employment Contracts

        NOVA Chemicals and its subsidiaries have entered into employment contracts with each NEO. Details with respect to the compensation paid to each NEO are set out elsewhere in this Proxy Circular.

        The employment contracts provide for indefinite terms of service with each NEO. In the case of each NEO other than Mr. Poole, in the event of termination of his employment other than for Cause (as defined in the employment contract) or due to his Constructive Dismissal (as defined in the employment contract), each such NEO is entitled to be paid a lump sum payment, conditional upon his execution and delivery of a release. For each of Messrs. Lipton, MacDonald, Pappas and Spiess, the right to this lump sum payment terminates in the event of his death, resignation or retirement. Mr. Poole is entitled to a lump sum payment upon termination of his employment for any reason. For each NEO, these lump sum payments are based on: a) his base salary in effect at the time of termination, b) his Management Incentive Plan payment calculated at target, and c) his vehicle benefit allowance. In the case of Mr. Lipton, this lump sum amount equals 36 months of these payments. In the case of Mr. Poole, this lump sum amount equals 30 months of these payments. In the case of Messrs. MacDonald, Pappas and Spiess, this lump sum amount equals 24 months of these payments. In addition, each NEO receives continued medical, dental and life insurance coverage, and pension entitlement for a period equal to the period covered by his lump sum amount. Each NEO is also entitled to financial counseling and outplacement support.

        In addition, Mr. Lipton is entitled to limited annual use of the corporate airplane and the pension entitlement described above; see "Supplementary Pension Agreements". Mr. Pappas' agreement also provides that his industry service prior to joining NOVA Chemicals will be credited for pension purposes; see "Supplementary Pension Agreements". Mr. Poole's base salary is converted to Canadian dollars using a fixed exchange rate of 1.5 Canadian dollar for each United States dollar.

        Each NEO has also agreed not to disclose or use for his own benefit Confidential Information (as defined in the employment contract), except as necessary to perform his duties to NOVA Chemicals or as required by law. Also, during his employment with NOVA Chemicals, no NEO may engage in or render services to a Competing Business (as defined in the employment contract), and for a one year period after termination of employment, no NEO may solicit customers, suppliers or employees to terminate their relationship with NOVA Chemicals.

        NOVA Chemicals has also entered into change of control agreements with each NEO to induce the executive officers to remain with NOVA Chemicals during the event of a change of control. The agreements provide that in the event of a change of control, and the involuntary termination or constructive dismissal of the NEO within two years of the change of control, the executive is entitled to receive salary, incentive compensation, pension accrual, benefits and other compensation for 36 months in the case of Mr. Lipton, 30 months in the case of Mr. Poole, and 24 months in the case of Messrs. MacDonald, Pappas and Spiess. In 2004, the Board of Directors amended these agreements to include a modified double trigger which provides that the executive officer may give notice of his intention to leave the company within 30 days after one year following the change of control and receive the change of control benefits. In addition, Mr. Pappas' agreement provides that, after a change of control, if he is not serving as the chief executive officer or does not reasonably believe he is a leading candidate to assume this office upon a future vacancy, he may receive his change of control benefits.

Indebtedness of Directors and Executive Officers

        The following tables set forth information relating to the indebtedness of all current and former directors and officers of NOVA Chemicals, and each associate of any such officer or director, as at February 15, 2006 and during fiscal year 2005.

Aggregate Indebtedness ($)
Purpose	To the Corporation or its Subsidiaries	To Another Entity

Share purchase	0	0

Other	550,000(1)	0

Indebtedness of Directors and Executive Officers Under Securities Purchase and Other Programs
Name and Principal Position	Involvement of Corporation or Subsidiary	Largest Amount Outstanding During 2005 ($)	Amount Outstanding as at February 15, 2006 ($)	Financially Assisted Securities Purchases During 2005 (#)	Security for Indebtedness	Amount Forgiven During 2005 ($)

Securities Purchase Programs	—	0	0	0	—	0

Other Programs

C. D. Pappas Senior Vice President(1)	Lender	550,000	550,000	0	—	0

Note:
(1)
In July 2001, NOVA Chemicals loaned the amount of $550,000 to Mr. Pappas to assist in his relocation to Pittsburgh, Pennsylvania. The loan is unsecured, non-interest bearing and has a term to maturity of five years at which time the entire amount will become due. This loan was granted prior to the enactment of the United States Sarbanes-Oxley Act of 2002 ("SOX"); accordingly it is not a prohibited loan under SOX.

Compensation of Directors

        Directors who are not full time employees of NOVA Chemicals receive compensation in respect of their service as directors. NOVA Chemicals compensates directors according to the same philosophy used to compensate senior management. An annual survey is conducted to determine the median compensation for directors in similar companies in the North American chemical industry and NOVA Chemicals' total compensation for directors is set at the median value of those companies' total compensation.

        The total compensation for non-employee directors includes an annual retainer, attendance and travel fees, and equity based compensation, which may include options, EAUs or RSUs. Non-employee directors received the following fees effective as of April 2005:

Annual Retainer Fee(1)	$40,000

Additional Retainer Fee Paid to Committee Chairs(2)	$7,500

Attendance Fee for each Committee or Board Meeting Attended	$1,500

Travel Fee for
• travel outside of province or state	$1,000
• travel outside of country	$2,000

Notes:
(1)	In 2005, Mr. Newall, the Chairman of the Board, was paid an annual retainer fee of $138,500.
(2)	Mr. Newall is not paid the Additional Retainer Fee for chairing the Corporate Governance Committee. Instead he is paid $2,300 for each Corporate Governance Committee meeting he chairs.

        Mr. Newall was paid a total fee of $171,200 by NOVA Chemicals for his duties as Chairman of the Board during 2005. In addition, NOVA Chemicals provided technical and office support services for Mr. Newall in 2005 valued at $156,286.

        In addition to the Board Committees, Mr. Blumberg and Dr. Boer co-chair the Technical Advisory Committee and are each paid an attendance fee of $7,000 for Technical Advisory Committee meetings that they chair.

        For 2006, based on the directors' compensation survey, changes were made to non-employee directors' annual retainer fees. Effective January 1, 2006, the annual retainer fee, other than for the Chairman of the Board, will be $45,000, and the Chairman's annual retainer fee will be $150,000. In addition, effective January 1, 2006, the additional retainer fee paid to chair of the Audit, Finance and Risk Committee will be $12,500 and the additional retainer fee paid to chairs of the Public Policy and Responsible Care Committee and the Human Resources Committee will be $10,000 to reflect the increased responsibilities of these positions. All other fees will remain the same for 2006.

        The non-employee directors are eligible to participate in the Director Share Purchase Plan under which each participating director may elect to have some or all of his or her annual cash retainer and attendance and travel fees paid to a custodian at the end of each calendar quarter. The custodian uses the funds to purchase Common Shares in the open market on behalf of the participating director.

        The non-employee directors are also eligible to participate in the Director Deferred Share Unit Plans (the "Director DSUPs"). Under the Director DSUPs, non-employee directors may elect, on an annual basis, to receive all or a portion of their retainer, or attendance and travel fees for the upcoming year in DSUs economically equivalent to NOVA Chemicals' Common Share value. The amount of the fees that a director elects to have participate in the Director DSUPs is converted to an equivalent number of DSUs based on the market value of NOVA Chemicals' Common Shares at a specified time (the average of the closing price for the Common Shares over five consecutive trading days preceding the end of each fiscal quarter in which the fees are earned). When a dividend is declared on Common Shares, the value of the dividend is added, as full or part units, to the Director DSU account. DSUs are not Common Shares and do not carry rights of Common Shares.

        A director must hold the DSUs until he or she is no longer a director or employee of NOVA Chemicals. For DSUs earned prior to December 31, 2004, at any time prior to the end of the year following the year in which a director separates from NOVA Chemicals, the director can elect to receive payment of his or her Director DSU account. At such time, NOVA Chemicals will pay the director the value of the DSUs in the Director DSU account less applicable withholdings. DSUs earned after January 1, 2005 are valued as of the date of a director's separation from NOVA Chemicals and paid less applicable withholdings as soon as practicable thereafter.

Equity Based Compensation for Non-Employee Directors

        Non-employee directors are eligible to receive equity based compensation. Under current policy, for each non-employee director, other than the Chairman, the value of this component of compensation is approximately equal to the difference between the total compensation paid to the median of the North American chemical comparator group and the director's annual retainer and meeting fees. The value of the Chairman's equity based compensation is equivalent to the difference between total compensation for non-executive chairmen of comparable companies and the Chairman's annual retainer and meeting fees. Non-employee directors may elect to receive their awards as options, EAUs or RSUs. Options entitle the non-employee director to purchase Common Shares at a price equal to the closing trading price for Common Shares on the TSX or the NYSE on the day on which the options were granted. EAUs and RSUs also allow non-employee directors to benefit from appreciation in the price of Common Shares. Upon redemption of an EAU, a director is paid, in cash, the difference between the closing prices of the Common Shares on the NYSE on the date of redemption and the date of grant, less applicable withholdings. RSUs are paid by the end of the year in which they vest, in cash or Common Shares purchased on the open market, less applicable withholdings.

        In February 2005, the non-employee directors were granted equity based compensation as follows:

	Options (Exercise Price Cdn. $58.24/U.S. $47.00)	RSUs
J. A. Blumberg	Nil	1,490
F. P. Boer	2,000	745
J. Bougie	Nil	1,490
J. V. Creighton	Nil	1,490
R. E. Dineen	3,950	Nil
L. Y. Fortier	Nil	1,490
K. L. Hawkins	3,950	Nil
A. M. Ludwick	Nil	1,490
J. E. Newall	Nil	1,490
J. M. Stanford	3,950	Nil

        In February 2006, the non-employee directors were granted equity based compensation as follows:

	Options (Exercise Price Cdn. $39.22/U.S. $33.95)	RSUs
J. A. Blumberg	6,000	Nil
F. P. Boer	3,000	1,105
J. Bougie	Nil	2,210
J. V. Creighton	3,000	1,105
R. E. Dineen	3,000	1,105
L. Y. Fortier	Nil	2,210
K. L. Hawkins	3,000	1,105
A. M. Ludwick	Nil	2,210
J. E. Newall	Nil	2,651
J. G. Rennie	6,000	Nil
J. M. Stanford	6,000	Nil

Securities Authorized for Issuance Under Equity Compensation Plans

        The following table sets forth information as at December 31, 2005 relating to NOVA Chemicals' Option Plan, the only equity compensation plan maintained by NOVA Chemicals pursuant to which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)

Equity compensation plans approved by securityholders	4,667,898 439,713	(1) (2)	Cdn. $28.69 U.S. $46.78	2,767,114

Equity compensation plans not approved by securityholders	—		—	—

Total	5,107,611		Cdn. $28.69 U.S. $46.78	2,767,114

Notes:
(1)	Outstanding options priced in Canadian dollars.
(2)	Outstanding options priced in United States dollars.

Total Return Performance

        The following graph demonstrates a five calendar year comparison of cumulative total return (assuming reinvestment of dividends) performance based upon an initial investment of Cdn. $100 invested on December 31, 2000 in Common Shares as compared with the S&P/TSX Composite Index.

Note:
(1)	The closing price for NOVA Chemicals Common Shares on the TSX on December 30, 2005 was Cdn. $38.81 and on February 15, 2006 was Cdn. $39.22.

REPORT OF THE AUDIT, FINANCE AND RISK COMMITTEE

        During 2005 and until the Board of Directors meeting in February 2006, the Audit, Finance and Risk Committee ("AFR Committee") was composed of Messrs. Hawkins (Chairman), Blumberg, Bougie, Dineen and Ludwick. At its meeting in February 2006, the Board changed the composition of the Audit, Finance and Risk Committee to include Messrs. Hawkins (Chairman), Bougie, Dineen and Ludwick and Mrs. Rennie. The AFR Committee is governed by a mandate, a copy of which is attached as Annex B to this Proxy Circular and which can also be accessed at www.novachemicals.com. NOVA Chemicals has also adopted a Code of Ethics for the CEO and senior financial officers, including the CFO, which can be accessed at www.novachemicals.com. All of the AFR Committee members are "independent" as that term is defined by the CSA's Multilateral Instrument 52-110 — Audit Committees ("Multilateral Instrument 52-110"), the SEC and the NYSE listing standards. All members are considered to be "financially literate" for purposes of Multilateral Instrument 52-110, and each of Messrs. Hawkins, Bougie and Ludwick and Mrs. Rennie have been determined to be an "audit committee financial expert" in accordance with SEC rules. Mrs. Rennie serves on the audit committees of three other public companies. The Board has determined that such service will not impair her ability to serve effectively on the AFR of NOVA Chemicals.

        The AFR Committee assists the Board in fulfilling its oversight responsibilities relating to: the integrity of the Corporation's financial statements; the financial reporting process; the systems of internal accounting and financial controls; the independent auditor's qualifications and independence; the performance of the internal and external auditors; risk management processes; pension and savings plans; and compliance by the Corporation with ethics policies and legal and regulatory requirements. In fulfilling its oversight responsibilities, the AFR Committee reviewed the audited financial statements with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgements and the clarity of disclosures in the financial statements. The AFR Committee reviewed with Ernst & Young LLP, the independent auditors, their judgements as to the quality, not just the acceptability, of NOVA Chemicals' accounting principles and such other matters as are required to be discussed with the AFR Committee under generally accepted auditing standards, including the matters to be discussed in accordance with Statement of Auditing Standards No. 61. In addition, the AFR Committee has discussed with the independent auditors the auditors' independence from management and NOVA Chemicals including the matters in the written disclosures required by the Independence Standards Board Standard No. 1 and concluded that Ernst & Young LLP is independent in accordance with this standard and the Canadian standards for auditor independence.

        The AFR Committee discussed with NOVA Chemicals' internal and independent auditors the overall scope and plans for their respective audits. The AFR Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of NOVA Chemicals' internal controls, and the overall quality of NOVA Chemicals' financial reporting.

        In reliance on the reviews and discussions referred to above, the AFR Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 40-F for the year ended December 31, 2005 for filing with the SEC.

BY THE AUDIT, FINANCE AND RISK COMMITTEE
K.L. Hawkins (Chairman) J.A. Blumberg J. Bougie	R.E. Dineen A.M. Ludwick

        The above report of the AFR Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Circular into any filing under the U.S. Securities Act of 1933 or the U.S. Securities Exchange Act of 1934, except to the extent that NOVA Chemicals specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

Fees Billed by Ernst & Young LLP

        The following fees were billed to NOVA Chemicals by Ernst & Young LLP and approved by the Board during the prior two years:

	2005	2004
Audit Fees	$2,808,386	$2,928,383
Audit-Related Fees	233,308	290,750
Tax Fees	1,758,841	2,331,567
All Other Fees	1,982	975

Total Fees	$4,802,517	$5,551,675

        Audit fees include fees for the audit of the consolidated financial statements of NOVA Chemicals, the external auditor's reporting on the effectiveness of internal controls over financial reporting, statutory audits of subsidiaries, review of quarterly reports, provision of consent letters and comfort letters in connection with certain regulatory matters, review of prospectuses and French translation of the consolidated financial statements. Fee amounts are based on invoices relating to the 2005 year end audit that have been received and those expected to be billed.

        Audit-related fees include fees for services that are related to the audit of the consolidated financial statements. These services include the audit of financial statements for NOVA Chemicals' pension plans and non-statutory audits of subsidiaries and affiliates, and consultation on accounting and disclosure matters.

        Tax fees include fees for the preparation of income tax returns, value-added tax returns, and customs filings for NOVA Chemicals and its subsidiaries, preparation of income tax returns and provision of tax advice to expatriate employees, and advice on tax-related matters.

        All other fees consisted primarily of online data base services.

Additional Information Relating to the Audit, Finance and Risk Committee

        As noted above, the AFR Committee is composed of Messrs. Hawkins, Bougie, Dineen and Ludwick and Mrs. Rennie. Mr. Hawkins, Chairman of the AFR Committee, graduated from North Dakota State University with a degree in business economics. In December 2005, he retired as President of Cargill Limited and Chief Executive Officer of its Canadian operations. In his capacity at Cargill Limited, Mr. Hawkins had supervisory responsibility for the finance function. Mr. Bougie graduated from the University of Montreal with a law degree and with a degree in business administration. Mr. Bougie is the past President and Chief Executive Officer of Alcan Inc. In his capacity at Alcan, Mr. Bougie had supervisory responsibility for the finance function. Mr. Dineen graduated cum laude from Syracuse University with an LL.B. and from Brown University with a B.A. He is of counsel to the law firm of Shearman & Sterling LLP and has extensive expertise in public finance transactions and specializes in U.S. and international private banking and financial transactions. Mr. Ludwick graduated from the University of Manitoba with a B.A., was a member of the Institute of Chartered Accountants of Manitoba from 1962-2000, and earned his M.B.A. from the Harvard University Graduate School of Business Administration. Mr. Ludwick is the retired President, Chief Executive Officer and Deputy Chairman of Claridge Inc. Mrs. Rennie graduated with distinction from the University of Alberta with a Bachelor of Commerce and has been a member of the Canadian Institute of Chartered Accounts and the Institute of Chartered Accountants of Alberta since 1981. Mrs. Rennie was elected a fellow of the Institute of Chartered Accountants of Alberta in 1998. Mrs. Rennie has obtained extensive financial expertise through her education and work experiences, including working as a Chartered Accountant for Ernst & Young LLP (Chartered Accountants) from 1979 to 1985 and as a financial officer of several privately held companies. In addition, Mrs. Rennie has chaired or served on the audit committees of several other publicly traded companies, including West Fraser Timber Co. Ltd., EPCOR Utilities Inc., Canadian Hotel Income Properties Real Estate Investment Trust and Matrikon Inc.

        The Board approves, on the recommendation of the AFR Committee, all fees paid to the external auditors in respect of audit services. In addition, in accordance with applicable rules regarding audit committees, including Multilateral Instrument 52-110, the AFR Committee reviews and approves (in advance) the scope and related fees for all non-audit services which are to be provided by the external auditors. In considering whether to approve non-audit services, the AFR Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor and, in respect of non-audit services provided by Ernst & Young LLP in 2005, the AFR Committee has concluded that it does not.

SHAREHOLDER PROPOSALS

        Shareholder proposals to be considered at the 2007 annual meeting of shareholders of NOVA Chemicals must be received at the registered office of NOVA Chemicals no later than December 1, 2006 to be included in the proxy circular and form of proxy for such annual meeting.

ADDITIONAL INFORMATION

        Additional information relating to NOVA Chemicals, including its Annual Information Form dated March 1, 2006 for the fiscal year ended December 31, 2005, is filed with Canadian securities administrators. Financial information is provided in NOVA Chemicals' consolidated financial statements and related Management's Discussion & Analysis ("MD&A") for 2005. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Copies of NOVA Chemicals' financial statements and MD&A may also be accessed at www.novachemicals.com and obtained by any person without charge by writing to NOVA Chemicals to the attention of its Corporate Secretary, 1550 Coraopolis Heights Road, Moon Township, PA 15108.

        Copies of Board and Committee mandates and other corporate governance documents are available at www.novachemicals.com.

APPROVAL OF THE BOARD OF DIRECTORS

        The contents and the sending of this Proxy Circular have been approved by the Board of Directors of NOVA Chemicals.

By Order of the Board of Directors

JEFFREY M. LIPTON President and Chief Executive Officer

February 15, 2006

ANNEX A

BOARD OF DIRECTORS MANDATE

1.	The Board of Directors

The Board is committed to promoting an environment of corporate responsibility and ethical values with respect to NOVA Chemicals Corporation (the "Company"). In this endeavor, the Company refers to the standards embodied in the corporate governance guidelines and requirements under applicable legislation and stock exchange rules, including the Toronto Stock Exchange and the New York Stock Exchange.

The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company's strategic planning and organizational structure, and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business and underlying values of the Company.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.

The Board discharges its responsibility for overseeing the management of the Company's business by delegating to the Company's senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its committees. The Board's primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Company's strategic objectives.
2.	Board Composition
a. General Considerations
	Ultimate Authority	a)
The Board will respond to recommendations received from its committees, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee mandates and director compensation, and assessing the effectiveness of the Board, its committees and directors.
	Delegation of Authority	b)
The Board may delegate to its committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.
b. Size
Fixed by Resolution
Subject to the Company's Articles of Continuance and Bylaws, the Board will fix from time to time by resolution the number of directors, guided by the recommendation of the Corporate Governance Committee.
c. The Chair of the Board
Appointment and Responsibility
The Board shall appoint annually a Chair from the members of the Board. The Chair of the Board shall be responsible for the organization and efficient operation of the Board and its committees. The Chair will ensure effective communication between the Board and management, particularly with regard to the Director of Internal Audit and the Corporate Secretary.

d. Committees
Standing and Ad Hoc Committees	a)
The Board has established four standing committees — the Corporate Governance Committee; the Audit, Finance, and Risk Committee; the Human Resources Committee; and the Public Policy and Responsible Care Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically. The members of the standing committees are recommended annually to the Board by the Corporate Governance Committee.
Committee Composition	b)
Each of the committees shall be composed of members of the Board recommended by the Corporate Governance Committee, having regard to the needs of each committee, the expertise of individual members of the Board, and any applicable legislation and stock exchange rules. The Audit, Finance and Risk Committee shall be composed entirely of independent directors, each of whom shall be financially literate, with at least one member having accounting or related financial experience.
The Corporate Governance Committee		i)
The Corporate Governance Committee is generally responsible for the composition, compensation and governance of the Board and recommending to the Board nominees for election or appointment to the Board and its committees. The Committee is also responsible for developing the Company's approach to corporate governance. In addition, this Committee is responsible for maintaining an effective working relationship between the Board and management.
The Audit, Finance and Risk Committee		ii)
The Audit, Finance and Risk Committee is generally responsible for reviewing and inquiring into matters affecting the integrity and performance of the Company's financial reporting, the system of internal accounting and financial controls and procedures, and financial audit procedures and plans; overseeing the Company's policies and practices relating to corporate compliance and risk management strategies; recommending to the Board the appointment and remuneration of the external auditors and approving the mandate and appointment of internal auditors; and reviewing with management and reporting to the Board annually on the Company's financing plans and objectives.
The Human Resources Committee		iii)
The Human Resources Committee is generally responsible for overseeing the Company's policies and practices with respect to its human resources; reviewing recommendations for the appointment of persons to senior executive positions; considering terms of employment, including succession planning and matters of compensation; recommending to the Board the goals and objectives used to determine executive leadership compensation; and, evaluating the executive leadership team's performance and making recommendations to the Board with respect to any incentive compensation plans and equity-based compensation plans including stock option plans, share savings plans, share purchase plans and any other incentive compensation plans involving the issuance of securities of the Company and the administration of such plans.
The Public Policy and Responsible Care Committee		iv)
The Public Policy and Responsible Care Committee is generally responsible for overseeing the Company's policies and practices relating to its Responsible Care audit and the environment, occupational health and safety, communications, corporate contributions, public policy matters and the Company's relationship with all of its stakeholders.

e. Committee Mandates
Necessity	a)	Each committee shall have a written mandate reviewed and recommended to the Board by the Corporate Governance Committee.
Requirements	b)	Each mandate shall address:
		i)	the committee's purpose and responsibility;
		ii)	committee membership qualifications;
		iii)	structure and operation;
		iv)	appointment and removal procedures;
		v)	reporting procedures;
		vi)	provide for an annual performance evaluation of the committee;
		vii)	the role of the Chairman of the Committee; and
		viii)	other requirements set forth under applicable legislation and stock exchange rules, as the Board considers appropriate.
f. Director Independence
Board Independence	a)	At least a majority of the Board shall consist of independent directors.
Annual Evaluation	b)	Director independence shall be evaluated annually by the Corporate Governance Committee and the Board with regard to applicable legislation and stock exchange rules.
g. Method of Determining Independence
Determination	a)
The Corporate Governance Committee is responsible for reviewing and evaluating annually the relevant facts, circumstances and relationships of all current and potential directors, and to make its recommendation to the full Board. The full Board will determine, as to each director, whether relationships exist which could reasonably interfere with the exercise of a member's independent judgment.
h. Director Qualifications
Recommendation	a)
The Corporate Governance Committee shall review annually the suitability of candidates for election (or re-election) or appointment as directors and submit its recommendations to the full Board for approval.
Qualifications	b)
The Corporate Governance Committee shall consider such factors as are set forth in the Corporate Governance Committee's mandate and the Company's Bylaws when reviewing candidates for the Board, and shall take into account the individual qualifications and considerations relating to the needs of the Board.
Other Directorships	c)
The Board does not limit the number of other public company boards on which a director may serve. However, the Corporate Governance Committee shall consider the number of boards on which a director serves in making its recommendations. Directors are encouraged to limit the number of other public company boards to take into account their time and effectiveness and are expected to advise the Chair of the Corporate Governance Committee in advance of serving on another board.

i. Director Orientation and Training
	New Director Orientation	a)
New directors shall receive training regarding the nature and operation of the Company, including its core policies, the role of the Board and its committees, and the duties and responsibilities of directors. In addition, new directors shall be provided opportunities for meetings and discussions with management and other directors.
	Continuing Education	b)
Directors are encouraged to participate in continuing education to maintain the skill and knowledge necessary to meet their duties and responsibilities as directors, in addition to relevant training in committee-specific areas.
j. Director Compensation
	Periodic Review	a)
The Corporate Governance Committee will review periodically the director compensation plan, satisfying itself of both the plan's competitiveness and administration, and recommend changes to the full Board, if appropriate.
	Share Ownership	b)
It is the policy of the Company that a portion of director compensation shall be composed of equity based compensation. The Board shall periodically review its share ownership guidelines for directors.
3.	Board Meetings
a. General
	Frequency	a)	The Board will generally have at least 5 regularly scheduled meetings annually and hold additional special meetings as the Board deems necessary.
	Agenda	b)	The Chair of the Board, taking into account the suggestions of other directors and the Chief Executive Officer, will set the agenda for each Board meeting.
b. Attendance and Review of Materials
	Time and Attention	a)
Directors are expected to devote sufficient time and attention to the discharge of their duties and responsibilities; shall make themselves available for periodic updates and briefings with management; and shall ensure that other commitments do not interfere in the discharge of their responsibilities to the Company and its shareholders.
	Preparation, Attendance and Engagement	b)
Directors are expected to prepare for (by reviewing materials distributed in advance of meetings, or otherwise), attend, and actively engage in all meetings of the Board and the committees of which the director is a member.
c. Director Access to Management, Employees and Independent Advisors
	Access to Management and Employees	a)	The Board and its committees shall have access to all members of management and Company employees.
	Access to Independent Advisors	b)
The Board and its committees may retain any independent advisor, such as legal counsel and independent accountants, as the Board or committee deems necessary and appropriate to discharge its responsibilities, at the Company's expense.
	Attendance and Participation of Management	c)	At the invitation of the Board, senior management are encouraged to attend, and, where requested, assist in the discussion and examination of matters before the Board.

d. Executive Sessions of Non-management Directors
Executive Sessions
In addition to any Board meeting convened in accordance with the Company's Bylaws, to ensure a commitment to open communication, non-management members of the Board will meet in regularly scheduled executive sessions. The Chair of the Board shall preside over each executive session.
4.	Board Duties and Responsibilities
a. Appointment of Management
	Appointment of Senior Management	a)
The Board, with the assistance of its committees, is responsible for approving the appointment of the Chief Executive Officer and all other senior management, and the development of a position description for the Chief Executive Officer, and other members of senior management, as appropriate. The Board shall also develop or approve the corporate goals and objectives that the Chief Executive Officer is responsible for meeting.
	Management Compensation	b)	The Board, with the assistance of its committees, is responsible for reviewing and approving the compensation of the Chief Executive Officer and all other members of senior management.
	Integrity	c)
To the extent feasible, the Board shall assure itself of the integrity of the Company's Chief Executive Officer and other members of senior management, and that such individuals create a culture of integrity throughout the Company.
	Succession Planning	d)
The Board, with the assistance of the Human Resources Committee, is responsible for matters of both short-term and long-term management succession, including, but not limited to, policies and principles for the selection, training and performance review of the Chief Executive Officer and other members of senior management.
	Delegation of Authority	e)
The Board may from time to time delegate to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business, are reviewed by and are subject to the prior approval of the Board.
b. Strategic Planning and Risk Management
	Company Mission	a)	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, discussing and approving the mission of the Company and its objectives and goals.
	Business, Financial and Strategic Plans	b)	The Board is responsible, on at least an annual basis, for reviewing the business, financial and strategic plans by which it is proposed that the Company may reach its objectives and goals.
	Monitoring Progress	c)
The Board is responsible for adopting processes for monitoring the Company's progress toward its strategic and operational goals, revising and altering its direction to management in light of changing circumstances affecting the Company, and taking action when Company performance falls short of its goals or other special circumstances warrant.

Material Transactions	d)
The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company's governing statute, including the payment of dividends, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.
Board Guidance	e)	The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.
Risk Management	f)
The Board is responsible for the identification of the principal risks of the Company's business, including strategic, financial, operational and reputation risks, and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company.
The Board will endeavor in good faith and in its business judgment to achieve a proper balance between the risks incurred and the potential return to the Company's shareholders.
c. Monitoring of Financial Performance and Other Financial Reporting Matters
Internal Controls	a)	The Board is responsible for taking reasonable steps to ensure the implementation and integrity of the Company's internal control and management information systems.
Approval of Financial Statements	b)
The Board is responsible for approving the audited financial statements, interim financial statements and the notes and Management's Discussion and Analysis accompanying such financial statements. Approval of interim financial statements and Management's Discussion and Analysis accompanying such financial statements may be delegated to the Audit, Finance and Risk Committee.
d. Policies and Procedures
Corporate Compliance	a)	The Board is responsible for:
		i)	approving and monitoring compliance with all significant policies and procedures by which the Company is operated; and
		ii)	approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations.
Codes of Business Conduct and Ethics	b)
The Board is responsible for establishing, and monitoring compliance with, a Code of Business Conduct and Ethics to which all directors, management and employees of the Company are familiar with and subject to.

The Code of Business Conduct and Ethics shall address the following: conflicts of interest; corporate opportunities; confidentiality; fair dealing; protection and proper use of company assets; compliance with laws, rules and regulations; and encourage the reporting of any illegal or unethical behavior.

Waivers	c)
The Board believes that compliance with the Codes of Business Conduct and Ethics is an essential component of its governance oversight. However, the Board recognizes that there may be situations where circumstances may permit variance from the strict terms of such codes. To the extent the Board determines it is reasonable and appropriate, it may grant a waiver from the codes. Such authority may not be delegated to the management of the Company.
e. Assessing the performance of the Board, Committees, and Individual Directors
Annual Evaluation
The Board, its committees and each individual director will evaluate annually the overall effectiveness of their performance and contribution, the quality of the relationship between the Board and management, and the quality and adequacy of information provided to the Board on strategic and significant issues.
f. Communications and Reporting
Communications Plan	a)
The Board has approved and will revise from time to time as circumstances warrant a communications plan to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities.
Reporting	b)	The Board is responsible for:
		i)	Overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;
		ii)	Overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;
		iii)	Taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;
		iv)	Reporting annually to shareholders on its stewardship for the preceding year; and
		v)	Overseeing the Company's implementation of systems which accommodate feedback from shareholders.

ANNEX B

AUDIT, FINANCE AND RISK COMMITTEE MANDATE

Creation

Pursuant to Article Three of the General By-law of NOVA Chemicals Corporation (the "Corporation"), a committee of the directors to be known as the "Audit, Finance and Risk Committee" (the "Committee") is established.
Purpose

The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Corporation's financial statements; the financial reporting process; the systems of internal accounting and financial controls; the external auditor's qualifications and independence; the performance of the internal and external auditors; risk management processes; pension and savings plans; and compliance by the Corporation with ethics policies and legal and regulatory requirements.
Committee Membership
Composition of the Committee	a)	The Committee must be composed of a minimum of four directors, none of whom may be an officer of the Corporation;
Appointment and Term of Members	b)
The members of the Committee must be appointed or reappointed at the organizational meeting of the Board immediately following each Annual Meeting of the shareholders of the Corporation. Each member of the Committee continues to be a Committee member until a successor is appointed, unless he or she resigns or is removed by the Board or ceases to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than four directors as a result of the vacancy;
Financial Literacy	c)
Each member of the Committee must be financially literate, as the Board interprets such qualification in its business judgment, or must become financially literate within a reasonable period of time after appointment to the Committee. At least one member of the Committee shall be designated as an "audit committee financial expert", as defined by applicable legislation and regulation. The designation of a person as an audit committee financial expert does not impose on such person any duties, obligation, or liability that are greater than the duties, obligations, or liability imposed on such person as a member of the Committee and the Board in the absence of such designation;
Independence	d)
Each member of the Committee shall be "independent" as defined in the applicable existing listing standards, provided that the Board may appoint one non-independent member to the Committee, if the Board determines, in its business judgment, that it is in the best interests of the Corporation and its shareholders to appoint such non-independent member;

Appointment of Chairman and Secretary	e)
The Board or, if it does not do so, the members of the Committee, must appoint one of their members as a Chairman. If the Chairman of the Committee is not present at any meeting of the Committee, the Chairman of the meeting must be chosen by the Committee from the Committee members present. The Chairman presiding at any meeting of the Committee has a deciding vote in case of deadlock. The Committee must also appoint a Secretary who need not be a director;
Use of Outside Experts	f)
Where Committee members believe that, to properly discharge their fiduciary obligations to the Corporation, it is necessary to obtain the advice of independent legal, accounting, or other experts, the Chairman shall, at the request of the Committee, engage the necessary experts at the Corporation's expense. The Board must be kept apprised of both the selection of the experts and the experts' findings through the Committee's regular reports to the Board;
Meetings
Time, Place and Procedure of Meetings	a)	The time, place and procedure of Committee meetings shall be determined by Committee members, provided that:
Quorum		i)	a quorum for meetings must be two members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to communicate with each other;
Quarterly Meetings		ii)	the Committee must meet at least quarterly;
Notice of Meetings		iii)
notice of the time and place of every meeting must be given in writing or by facsimile to each member of the Committee, the internal auditors and the external auditors of the Corporation at least 24 hours prior to the Committee meeting;
Waiver of Notice		iv)
a member may waive notice of a meeting, and attendance at the meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;
Attendance of External Auditors		v)	the external auditors are entitled to attend each meeting at the Corporation's expense;
Calling a Meeting		vi)
a meeting of the Committee may be called by the Secretary of the Committee on the direction of the Chairman or Chief Executive Officer of the Corporation, by any member of the Committee, the external auditors or internal auditors;
Committee Determines Attendees		vii)
notwithstanding the provisions of this paragraph, the Committee has the right to request any officer or employee of the Corporation or the Corporation's outside counsel or external auditor to be present or not present at any part of the Committee meeting; and
Reports to the Board	b)	The Committee shall make regular reports to the Board.

Duties and Responsibilities of the Committee
1.	Financial Statements and Disclosure
	Annual Report and Disclosures*	a)
Review and discuss with management, the external auditor and recommend for approval by the Board, the Corporation's annual report, annual information form (including the audited annual financial statements and disclosures made in management's discussion and analysis), Management Information Circular (including the report of the Committee), any reports on adequacy of internal controls, all financial statements in prospectuses or other offering documents, and any financial statements required by regulatory authorities;
	Prospectuses*	b)
Review and discuss with management and the external auditor, and recommend for approval by the Board, any prospectuses, but excluding any prospectus supplements issued under a shelf prospectus of the Corporation, and any pricing supplements issued under a medium term note prospectus supplement of the Corporation;
	Quarterly Interim Reports and Disclosures	c)
Review and discuss with management and the external auditor the Corporation's interim reports, including the quarterly financial statements and press releases on quarterly and year end financial results, prior to public release;
	Accounting Policies and Estimates	d)
Review and approve all accounting policies that would have a significant effect on the Corporation's financial statements, and any changes to such policies. This review will include a discussion with management and the external auditor concerning:
			i)	any areas of management judgment and estimates that may have a critical effect on the financial statements;
			ii)	the effect of using alternative accounting treatments which are acceptable under Canadian and US GAAP;
			iii)	the appropriateness, acceptability, and quality of the Corporation's accounting policies; and
			iv)	any material written communication between the external auditor and management, such as the annual management letter and the schedule of unadjusted differences;
	Financial Information and Earnings Guidance	e)
Discuss with management the use of "pro forma" or "adjusted non-GAAP information" in the Corporation's press releases, as well as approval in principle of the process to provide financial information and earnings guidance to analysts and rating agencies;
	Regulatory and Accounting Initiatives	f)	Discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as the use of off-balance sheet structures on the Corporation's financial statements;
	Litigation	g)
Discuss with the Corporation's General Counsel any litigation, claim or other contingency (including tax assessments), that could have a material effect on the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements;
	Financing Plans	h)	Review the financing plans and objectives of the Corporation, as received from and discussed with management;

2.	Risk Management and Internal Control
	Risk Management Policies*	a)	Review and recommend for approval by the Board changes considered advisable, after consultation with officers of the Corporation, to the Corporation's policies relating to:
			i)	the risks inherent in the Corporation's businesses, facilities and strategic direction;
			ii)	the overall risk management strategies (including insurance coverage);
			iii)	the risk retention philosophy and the resulting uninsured exposure of the Corporation; and
			iv)	the loss prevention policies, risk management and hedging programs, and standards and accountabilities of the Corporation in the context of competitive and operational considerations;
	Adequacy of Internal Controls	b)
Review at least quarterly, the results of management's evaluation of the adequacy and effectiveness of internal controls within the Corporation in connection with the certifications signed by the CEO and CFO. Management's evaluation will include a review of:
i)
policies and procedures to ensure completeness and accuracy of information disclosed in the quarterly and annual reports, to prevent earnings management and detect financial statement misstatements due to fraud and error; and
ii)
internal control recommendations of the internal and external auditors, including any special steps taken to address material control deficiencies and any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation's internal controls;
	Risk Management Processes	c)	Review with management at least annually the Corporation's processes to identify, monitor, evaluate, and address important enterprise-wide business risks;
	Financial Risk Management	d)	Review with management activity related to management of financial risks to the Corporation;
3.	External Auditors
	Appointment and Remuneration of	a)	Review and recommend to the Board in accordance with the ultimate authority and responsibility of the Committee and the Board,
	External Auditors*		i)	the selection, evaluation, reappointment or, where appropriate, replacement of external auditors;
			ii)	the nomination and remuneration (including non-audit fees) of external auditors to be appointed at each Annual Meeting of Shareholders;
		b)	Resolve any disagreements between management and the external auditor regarding financial reporting;
		c)	The external auditors shall report directly to the Committee;
	Independence of External Auditors	d)	Review a formal written statement requested at least annually from the external auditor describing:
			i)	the firm's internal quality control procedures;

ii)
any material issues raised by the most recent internal quality control review, peer review of the firm or any investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;
			iii)	any steps taken to deal with any such issues; and
			iv)	all relationships between the external auditors and the Corporation;

The Committee will actively engage in a dialogue with the external auditor with respect to whether the firm's quality controls are adequate, and whether any of the disclosed relationships or non-audit services may impact the objectivity and independence of the external auditor. The Committee shall present its conclusion with respect to the independence of the external auditor to the Board;
	Rotation of Senior Audit Partner	e)	Ensure the rotation of senior audit personnel who have primary responsibility for the audit work, as required by law;
	Remuneration of External Auditors	f)
Review and approve (in advance) the scope and related fees for all auditing services and non-audit services permitted by regulation which are to be provided by the external auditor for non-audit services which are approved by the Committee prior to completion of the audit;

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Committee at its next scheduled meeting;
	Restrictions on Hiring Employees of External Auditor	g)
Ensure the establishment of policies relating to the Corporation's hiring of employees or former employees of the external auditor, if such individuals have participated in the audit of the Corporation, as required by law;
	Meeting with Auditors and Management	h)
The Committee should meet with the external and internal auditors without management present and discuss any issues related to performance of the audit work, any restrictions, and any significant disagreement with management. The Committee should also meet separately with management to discuss any issues raised by the auditors;
4.	Internal Audit
	Mandate and Appointment of Internal Audit	a)	i)	review and approve the mandate of the internal audit function including internal audit's purpose, authority, and responsibility,
			ii)	approve whether the internal audit activity should be outsourced and if outsourced approve the supplier, and
			iii)	review the appointment and replacement of the senior internal audit executive, if there is no outsourced provider;
	Internal Audit Plans	b)
Review and approve the annual Internal Audit Plan and objectives, the degree of coordination with the external auditor, and the extent to which the planned audit scope can be relied upon to detect weaknesses in internal controls, fraud, and other illegal acts;
	Internal Audit Responsibilities	c)	Discuss with management and the external auditor the internal audit department's responsibilities, budget, and staffing and any recommended changes in the scope of internal audit;

	Audit Findings and Recommendations	d)	Review the significant control issues identified in internal audit reports issued to management and the responses and actions taken by management to address weaknesses in controls;
5.	Pension and Savings Plans
	Statements of Pension Investment Policy and Procedures	a)	Review and approve the Corporation's Statement of Investment Principles and Beliefs, and the Statements of Investment Procedures;
	Pension Funding	b)	Approve funding decisions for the retirement plans in accordance with actuarial reports and legal requirements in the applicable jurisdictions;
	Amendments to Plans for Changes in Benefit Levels	c)	Review and approve amendments to savings and retirement plans for changes in benefits provided under the plans, other than administrative or legislative changes;
	Appointment of Auditors, Actuaries, and Investment Managers	d)
Approve the recommendations of the officers of the Corporation regarding the reappointment or appointment of auditors and recommendations of the Pension and Savings Plan Committees regarding appointment of investment managers and actuaries of the savings plans and retirement plans, as appropriate;
	Savings and Retirement Plan Financial Statements	e)
Receive confirmation from management that the annual financial statements of the savings plans, retirement plans, and related trust funds, have been prepared and filed as required by applicable regulations;
	Pension and Savings Plans Committees Reports*	f)	Review and recommend for approval by the Board, the annual Pension Committee Reports on the operation and administration of savings and retirement plans and trust funds;
	Mandates of the Pension and Savings Plan Committees and Appointment of Members	g)
Review and approve the mandates of the Pension and Savings Plans Committees (to be approved jointly with the Human Resources Committee of the Board), any amendments thereto, and the appointment or re-appointment of pension and savings plan committee members as provided in the mandates;
	Delegation to the Pension and Savings Plan Committees	h)	Approve the delegation of certain responsibilities to members of the Pension and Savings Plans Committees;
	Actuarial Reports and Funding Assumptions	i)	Review the actuarial reports on retirement plans as required by applicable regulations, any special actuarial reports, and the funding assumptions to be used in preparing the reports;
	Accounting Assumptions	j)	Review and approve, at least annually, the accounting assumptions used for disclosure of liabilities for retirement plans and post-retirement liabilities;
6.	General Duties
	Business Conduct Policy Compliance	a)
Obtain reports at least annually from the Chief Compliance Officer on the Corporation's and its subsidiary/foreign affiliated entities' conformity with applicable legal and ethical compliance programs (e.g., the Corporation's Business Conduct Policy);
	Code of Ethics	b)
Ensure that the Corporation has adopted a code of ethics for senior financial officers and review at least annually a report from the CEO and CFO of their assessment of the ethical culture and control environment in the finance function;

Compliance Reporting Process	c)
Ensure that a process and procedure has been established by the Corporation for receipt, retention and treatment of complaints regarding non-compliance with the Corporation's Business Conduct Policy, violations of laws or regulations, or concerns regarding accounting, internal accounting controls or auditing matters. The Committee must ensure that procedures for receipt of complaints allow for confidential, anonymous submission of complaints from employees;
Regulatory Matters	d)
Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation's compliance policies;
Mandate Review*	e)
Review and recommend for approval changes considered advisable based on the Committee's assessment of the adequacy of this Mandate. Such review will occur on an annual basis and the recommendations, if any, will be made to the Board in accordance with the procedure set out in the Corporate Governance Committee mandate;
Annual Performance Evaluation	f)	The Committee will conduct an annual evaluation of its performance as a committee and report the results to the Board.

* Board approval required

NOVA Chemicals Corporation

COMMON SHARE PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND MANAGEMENT OF NOVA CHEMICALS CORPORATION FOR THE ANNUAL MEETING OF THE SHAREHOLDERS TO BE HELD ON APRIL 5, 2006.

        The undersigned holder of common shares of NOVA Chemicals Corporation ("NOVA Chemicals")
 hereby appoints J.M. Lipton or, failing him, J.S. Mustoe, or in their place ________________________
 (see instructions below) as proxyholder of the undersigned, to attend the Annual Meeting of NOVA Chemicals (the "Meeting") to be held April 5, 2006, and any adjournment thereof; and the undersigned hereby revokes all proxies previously given. The above-named proxyholders are specifically directed to vote all common shares registered in the name of the undersigned as follows:

1.	(a)	☐	TO VOTE FOR the election of the following twelve directors of NOVA Chemicals for a term expiring not later than the close of NOVA Chemicals' 2007 annual meeting:
			J.A. Blumberg F.P. Boer J. Bougie	J.V. Creighton R.E. Dineen, Jr. L.Y. Fortier	K.L. Hawkins J.M. Lipton A.M. Ludwick	J.E. Newall J.G. Rennie J.M. Stanford
OR
	(b)	☐	TO WITHHOLD the common shares represented by this proxy from the vote on the election of directors.
A shareholder may withhold the authority to vote for any of the nominees listed in paragraph 1(a) by lining through or otherwise striking out the name of any nominee.
2.	(a)	☐	TO VOTE FOR the appointment of Ernst & Young LLP as the auditors of NOVA Chemicals;
OR
	(b)	☐	TO WITHHOLD the common shares represented by this proxy from the vote on the appointment of auditors.
3.	To take action on such other business including, without limitation, such amendments or variations to the foregoing, as may properly come before the Meeting or any adjournment thereof.

        In the absence of any specification above, the common shares represented by this proxy will be voted for the election of each of the directors named for the term specified in this proxy and the appointment of Ernst & Young LLP as auditors.

Notes:

(1)
The instrument appointing a proxyholder shall be in writing and shall be executed by the shareholder or his or her attorney authorized in writing. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to shareholders.

(2)
J.M. Lipton is President and Chief Executive Officer, and J.S. Mustoe is Senior Vice President, Legal, General Counsel and Corporate Secretary, of NOVA Chemicals.

(3)
If any matters not specified in this proxy should properly come before the Meeting, the persons named in this proxy will vote on such matters in accordance with their best judgement.

        A shareholder submitting a proxy has the right to appoint a representative (who need not be a shareholder) at the Meeting other than J.M. Lipton or J.S. Mustoe. To exercise this right, insert the name of the desired representative in the blank space provided and strike out the other names, or submit another appropriate form of proxy.

        Please deliver the completed proxy using the enclosed postage prepaid self-addressed envelope or otherwise deliver it to CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 no later than 5:00 p.m., Calgary time, on April 4, 2006.

DATED	, 2006

Signature of Shareholder (Please sign your name exactly as the shares are registered)

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Exhibit 99.2
TABLE OF CONTENTS
CORPORATE GOVERNANCE
REPORT OF THE AUDIT, FINANCE AND RISK COMMITTEE
SHAREHOLDER PROPOSALS
ADDITIONAL INFORMATION
APPROVAL OF THE BOARD OF DIRECTORS
ANNEX A BOARD OF DIRECTORS MANDATE
ANNEX B AUDIT, FINANCE AND RISK COMMITTEE MANDATE